AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 18, 2011

Registration No. 333-171134

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Identive Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3577	77-0444317
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1900-B Carnegie Avenue

Santa Ana, CA 92705

(949) 250-8888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lawrence W. Midland

1900-B Carnegie Avenue

Santa Ana, CA 92705

(949) 250-8888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Barbara A. Jones

Greenberg Traurig LLP

One International Place

Boston, MA 02119

Facsimile: (617) 310-6001

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On December 13, 2010, Identive Group, Inc. (“Identive,” the “Company,” “we” and “our”) filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-1 (Registration No. 333-171134) (the “Registration Statement”). The Registration Statement was declared effective by the SEC on December 28, 2010 to register for resale by the selling security holders identified in the prospectus an aggregate 8,195,252 shares of the Company’s common stock, $0.001 par value per share. This Post-Effective Amendment No. 1 to Form S-1 is being filed to update the prospectus relating to the offering and sale of the shares that were registered for resale on the Form S-1.

All filing fees payable in connection with the registration of the shares of the common stock covered by the Registration Statement were paid by the registrant at the time of the initial filing of the Registration Statement.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION—DATED MARCH 18, 2011

PROSPECTUS

IDENTIVE GROUP, INC.

8,195,252 Shares of Common Stock

This prospectus relates to the resale or other disposition of up to 8,195,252 shares of the common stock, par value $0.001 per share, of Identive Group, Inc. by the selling stockholders named in this prospectus, certain of whom are our officers, directors and affiliates, together with any of their pledgees, donees, transferees or other successors-in-interest, from time to time. The shares offered hereby were issued by us in a private placement and consist of (i) 4,097,626 shares which are issued and outstanding and (ii) 4,097,626 shares which are issuable upon exercise of five-year warrants to purchase our common stock at an exercise price of $2.65 per share. The registration of these shares does not necessarily mean that the selling stockholders will offer, sell or otherwise dispose of all or any of these shares.

We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders, but we will incur expenses in connection with the registration of these shares. We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised.

Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to the selling stockholders to register the shares of common stock purchased by them pursuant to a Subscription Agreement, dated November 14, 2010, together with shares of common stock issuable to them upon exercise of warrants. A list of the selling stockholders is included in this prospectus under the section entitled “Selling Stockholders.” The selling stockholders and any of their pledgees, donees, transferees or other successors-in-interest may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” beginning on page 36 of this prospectus. We will not be paying any underwriting discounts or commissions in this offering.

Shares of our common stock are traded on The NASDAQ Global Market under the symbol “INVE” and on the Frankfurt Stock Exchange under the symbol “INV.” On March 16, 2011, the closing sales price for our common stock on The NASDAQ Global Market was $2.49 per share and €1.77 on the Frankfurt Stock Exchange.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 4 of this prospectus and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to buy our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2011.

ABOUT THIS PROSPECTUS

Unless otherwise stated or the context otherwise requires, the terms “Identive,” “we,” “us,” “our,” and the “Company” refer to Identive Group, Inc. and its subsidiaries.

SCM, the Identive logo, @MAXX and CHIPDRIVE are registered trademarks of Identive Group, Inc.; ScramblePad, ScrambleProx and IDK are registered trademarks of Hirsch Electronics, LLC, and the Hirsch logo, the Velocity logo, ScrambleSmart, ScrambleSmartProx, MATCH, DIGI*TRAC, Hirsch Verification Station, RUU-201, MOMENTUM, BioSmart, Secure Success, Putting Digital Identities to Work, From Credential to Cloud, Presence as a Policy, We Secure Buildings, Upgrade to Hirsch, The Secure Decision, DigiLock, Rapid Deployment Kit, ScrambleNet, XBox, NET*MUX4, S*NET, X*NET, SNIB and SNIB2 are trademarks of Hirsch Electronics, LLC; ACiG, Card Express Service, MIR-RT, Multicard, Mybility, Syscan, Trustoffice, and TOM are foreign registered trademarks of affiliated companies. Other product and brand names may be trademarks or registered trademarks of their respective owners.

We and the selling stockholders have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus delivered by or on behalf of us. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus delivered by or on behalf of us. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date on the front of this prospectus and any information we have incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations, and prospects may have changed since those dates.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference include forward-looking statements regarding, among other things, our financial condition and business strategy. Forward-looking statements provide our current expectations and projections about future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions, and other statements that are not historical facts. As a result, all statements other than statements of historical facts included in this discussion and analysis and located elsewhere in this document regarding the prospects of our industry and our prospects, plans, financial position, and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “could,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “continue,” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will occur as predicted. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. These forward-looking statements speak only as of the date of this report. We undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this report or to reflect the occurrence of unanticipated events, except as may be required by applicable securities laws. Factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

•	Our ability to execute our strategic plans;

•	The competitive and rapidly-evolving nature of our industry;

•	The potential effect of competing products on our business;

•	Our ability to obtain additional capital, use internally-generated cash, or use shares of our common stock to finance growth strategies;

•	The expected timing for the completion of this rights offering;

•	Dependence on key personnel;

•	Disruptions at our manufacturing facilities or in our customer, supplier, or employee base;

•	Variability of our quarterly revenues and earnings;

•	Our reliance on our subsidiaries;

•	Economic and financial uncertainty resulting from terrorism or global economic conditions;

•	The costs of being a public company, including compliance under the Sarbanes-Oxley Act of 2002.

Any or all of our forward-looking statements may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described under “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances contained in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference therein. This summary may not contain all of the information that you should consider before deciding whether or not you should invest in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 4 of this prospectus and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to invest in our common stock.

Identive Group

Overview

Identive Group, Inc. (“Identive,” the “Company,” “we” and “us”) is an international technology company focused on building the world’s signature group in secure identification-based technologies. We are comprised of a group of businesses with deep industry expertise and well-known global brands in their individual markets, which provide leading-edge products and solutions in the areas of physical and logical access control, identity management and radio frequency identification (“RFID”) systems to governments, commercial and industrial enterprises, healthcare and consumers. Our goal is to build a lasting business of scale and technology to both enable and capitalize on the growth of the security and RFID industries. Our growth model is based on a combination of strong technology-driven organic growth from the businesses within the Company and disciplined acquisitive expansion.

At the beginning of 2010, we acquired Bluehill ID AG (“Bluehill ID”), a Swiss industrial holding group focused on technologies within the high-growth RFID / contactless smart card technology and identity management markets. As a result of this business combination, we have adopted a new organizational structure, enhanced and broadened our management team, and changed the name of the Company from “SCM Microsystems, Inc.” to “Identive Group, Inc,” which reflects our focus on providing secure identification systems and solutions. Following the acquisition of Bluehill ID we also changed our stock trading symbols to reflect our new name. Our common stock is listed on the NASDAQ Global Market in the U.S. under the symbol “INVE” and the Frankfurt Stock Exchange in Germany under the symbol “INV.”

Through 2009 and prior to the business combination with Bluehill ID, we operated in two business segments, Security and Identity Solutions and Digital Media and Connectivity. Following our business combination with Bluehill ID, our Company’s organizational structure has changed, and we now operate in the following two business segments: Identity Management Solutions & Services (“ID Management”) and Identification Products & Components (“ID Products”). Each business segment is comprised of two or more businesses that focus on specific markets and technologies.

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The businesses in our ID Management segment provide solutions and services that enable the secure management of credentials in diverse markets. These credentials are used for the identification of people and the granting of rights and privileges based on defined security policies. The businesses in our ID Management segment specialize in the design and manufacturing of highly secured and integrated systems that can enhance security and better meet compliance and regulatory requirements while providing users the benefits and convenience of simple and secure solutions. Our ID Management customers operate in government, commercial, enterprise and consumer markets and can be found in multiple vertical market segments including healthcare, finance, industrial, retail and critical infrastructure. The businesses in our ID Management segment include Hirsch Electronics and Multicard.

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The businesses in our ID Products segment design and manufacture both standard and highly specialized products and components that help identify people, animals and objects in a multitude of applications and markets. Products and components in our ID Products segment include semiconductors, cards, tags, inlays, readers and terminals that are used by original equipment manufacturers and system integrators to deliver identity-based systems and solutions. These products are used for applications such as eHealth, eGovernment, mobile banking, loyalty schemes, transportation and event ticketing, corporate identification, logical access, physical access and passport control in the government, enterprise and financial markets. Within the ID Products segment we also offer commercial digital media readers that are used in digital kiosks to transfer digital content to and from various flash media. Businesses in our ID Products segment include ACiG Technology, SCM Microsystems, Smartag, Syscan ID and TagStar Systems.

Each of the businesses within Identive conducts its own sales and marketing activities in the markets in which it competes, utilizing its own sales and marketing organization, and in most cases selling primarily through indirect sales channels that may include dealers, systems integrators, value added resellers, resellers or the Internet. Within our ID Management segment, the majority of sales in our Hirsch business are made through a dealer/systems integrator distribution channel. Businesses in our ID Products segment primarily sell to original equipment manufacturers (“OEMs”) that typically either bundle our products with their own solutions, or repackage our products for resale to their customers. Our OEM customers typically sell our ID Products solutions to government contractors, systems integrators, large enterprises and computer manufacturers, as well as to banks and other financial institutions. Additionally, we sell our digital media readers primarily to major brand computer and photo processing equipment manufacturers.

Our corporate headquarters are co-located with our Hirsch business headquarters in Santa Ana, California and our European operational headquarters are in Ismaning, Germany. We maintain facilities in Chennai, India for technology research and development and in Australia, Brazil, Canada, Europe, Hong Kong, Japan, Singapore and the U.S. for individual business operations and sales. The Company was founded in 1990 in Munich, Germany and incorporated in 1996 under the laws of the state of Delaware. Our principal executive offices are located at 1900 Carnegie Avenue, Building B, Santa Ana, California 92705.

Recent Acquisitions

On November 19, 2010, we acquired FCI Smartag Pte. Ltd. (“Smartag”), a Singapore-based manufacturer of high frequency (“HF”) and ultra high frequency (“UHF”) radio frequency identification (“RFID”) inlays and inlay-based solutions and a subsidiary of FCI Asia Pte. Ltd., FCI SA and FCI Connectors Singapore Pte. Ltd. (collectively, “FCI”). The acquisition was pursuant to a Share Purchase Agreement dated October 29, 2010, under which we paid FCI approximately $3.6 million, consisting of a one-time payment at the close of the transaction of approximately $1.0 million and a debt note for approximately $2.6 million. The debt note carries an interest rate of 6% per year and is payable within 30 months from the closing date. Smartag’s operating results have been included in our consolidated results since November 19, 2010. The amount of the debt note is subject to change upon finalization of the closing balance sheet between the company and FCI.

On April 14, 2010, we acquired RockWest Technology Group, a privately-held provider of identification and security solutions based in Denver, Colorado (“RockWest”), pursuant to the Share Purchase Agreement dated March 30, 2010 and amended on April 9, 2010, under which we issued an aggregate of 2.6 million shares of our common stock. RockWest’s operating results have been included in our consolidated results since April 14, 2010. RockWest was integrated into the Company’s Multicard business in September 2010 and changed its name to “Multicard U.S.”

On January 4, 2010, we acquired Bluehill ID, pursuant to the Business Combination Agreement dated as of September 20, 2009, as amended, under which we made an offer to the Bluehill ID shareholders to acquire all of the Bluehill ID shares and issued 0.52 new shares of Identive common stock for every one share of Bluehill ID tendered. A total of 29,422,714, or approximately 92% of Bluehill ID shares outstanding were tendered in the offer and exchanged for a total of 15,299,797 new shares of Identive common stock. Immediately following the close of the transaction, approximately 38% of the Company’s outstanding shares were held by the former Bluehill ID shareholders. Businesses acquired as part of the business combination with Bluehill ID include ACiG Technology, Arygon, Multicard, Syscan ID and TagStar Systems. Bluehill ID’s operating results have been included in our consolidated results since January 4, 2010.

On April 30, 2009, we acquired Hirsch Electronics Corporation, a privately-held California corporation that designs, engineers, manufactures and markets software, hardware and services in the security management system/physical access control market. The acquisition of Hirsch Electronics Corporation was accomplished through a two-step merger, in accordance with the Agreement and Plan of Merger entered into on December 10, 2008, pursuant to which Hirsch Electronics Corporation became Hirsch Electronics LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Hirsch”). In exchange for all of the outstanding capital stock of Hirsch, we paid approximately $14.2 million in cash, issued approximately 9.4 million shares of our common stock, and issued warrants to purchase approximately 4.7 million shares of our common stock. The merger was approved by our stockholders at a special meeting held on April 16, 2009. Hirsch’s operating results have been included in our consolidated results since April 30, 2009.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the specific risks described in our filings with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated herein by reference before making an investment decision. See the section of this prospectus entitled “Where You Can Find More Information.” Any of the risks we describe in the information incorporated herein by reference could cause our business, financial condition, or operating results to suffer. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of your investment. Please also refer to the section of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees and fees and expenses of our counsel and our accountants.

MANAGEMENT AND EXECUTIVE COMPENSATION

Identive’s Board of Directors

Identive’s Board of Directors is divided into three director classes with staggered three-year terms. Currently, Identive’s Board consists of seven directors, of which three directors serve in Class I, three directors serve in Class II and one director serves in Class III. The Board of Directors has authorized up to eight directors.

The individuals who served on Identive’s Board of Directors during 2010 included the following:

Name	Age	Position	Director Since
Current Directors
Ayman S. Ashour	51	Chief Executive Officer and Chairman of the Board	2010
Steven Humphreys	49	Lead Director	1996
Dr. Hans Liebler	42	Director	2008
Lawrence W. Midland	69	Executive Vice President and Director	2009
Simon Turner	59	Director	2000
Daniel Wenzel	33	Director	2010
Former Directors
Dr. Cornelius Boersch	42	Director
Felix Marx	44	Director and former Executive Vice President
Douglas Morgan	58	Director

Current Directors

Ayman S. Ashour. Ayman S. Ashour has served as Chief Executive Officer and Chairman of the Board of Directors since March 1, 2010. He joined the Company as Executive Chairman of the Board in January 2010 following the completion of the Company’s business combination with Bluehill ID, a Swiss technology firm that he founded in March 2007 and for which he served as CEO and President of the Board of Directors, responsible for executing Bluehill ID’s acquisition growth strategy, until the combination with the Company. Prior to this, from July 2000 to December 2009, Mr. Ashour was the founder and Principal of Newton International Management LLC, a strategy consulting firm focused on the security and identification technology industry, where he provided strategy consulting to business clients. From February 2001 to October 2005, Mr. Ashour was a consultant and later COO and CEO of the Identification Technology business of ASSA ABLOY AB, where he was responsible for the worldwide development of one of the largest and most successful RFID companies, comprised of well known brands such as Sokymat, HID and Indala. From 1997 to 2000, he served as Divisional Managing Director, Williams Plc in the Asia Pacific region where he was responsible for Chubb Security, Kidde & Yale brands and managed the global operations of Guardforce International and the Chubb Physical Security Group. From 1990 to 1997, Mr. Ashour was with Williams Plc, where he served as Marketing Director of Kidde Group, Senior Vice President of Kidde-Fenwal, Inc. and as President of Kidde Fire Fighting, Inc. Mr. Ashour holds a bachelor’s degree in Electronic and Electrical Engineering from the University of Manchester in the U.K. He serves on the Board of Directors of Advanced Digital Security Solutions Inc and BH Capital Management AG, which currently is a large stockholder of the Company. In addition, Mr. Ashour is currently a partner in the following private companies, each based in Newton, Massachusetts: Newton International Management, LLC., Trade-3, LLC. and tSecu LLC; as well as Verifier Security, based in Florida. He is currently an Adjunct Lecturer for the MBA program at the Sawyer Business School at Suffolk University in Boston. Mr. Ashour brings to the Board his many years of experience in the RFID and secure ID industry, his intimate knowledge of the technologies, markets and operations of the Company as well as a track record of success in combining organic and acquisitive growth in a growing technology market.

Steven Humphreys has served as a director of the Company since July 1996 and as Lead Director since May 2010. Currently Mr. Humphreys serves as a member of the Audit and Compensation Committees of the Board. Previously he also served as Chairman of the Board of Directors from April 2000 to March 2007 and from July 1996 to December 1996. Mr. Humphreys also has served as an executive officer of the Company, as President from July

1996 to December 1996 and as President and Chief Executive Officer from December 1996 to April 2000. From October 2008 until its acquisition by SMSC in February 2010, Mr. Humphreys served as Chief Executive Officer and President of Kleer Corporation, a maker of wire audio technology. From October 2001 to October 2003, he served as Chairman of the Board and Chief Executive Officer of ActivCard Corporation (now called ActivIdentity), a publicly-listed company until December 2010 and a provider of digital identity solutions, for which he also served as a director from March 2008 until December 2010. Previously, Mr. Humphreys was President of Caere Corporation, an optical character recognition software and systems company. Prior to Caere, he spent ten years with General Electric Company in a variety of positions. Since October 2003, Mr. Humphreys also has served as Chairman of Robotic Innovations International, Inc., an acquirer and developer of technologies for broad-based applications of robotics, service automation and automated companion devices. Currently, Mr. Humphreys also serves as a director of HeadThere, Inc., a communications robotics device company, and Ready Solar, Inc., a provider of standardized residential solar systems. He also is a director of several privately held companies and a limited partner and advisor to several venture capital firms. Additionally, Mr. Humphreys was elected to the school board of the Portola Valley Public School District in 2007, and has served on the board of Summit Preparatory Public Charter High School since 2003. Mr. Humphreys holds a B.S. degree from Yale University and M.S. and M.B.A. degrees from Stanford University. He brings his experience as an executive officer at several technology companies and his knowledge of the U.S. investment markets to the Board.

Dr. Hans Liebler has served as a director of the Company since June 2008 and currently he serves as a member of the Audit and Nominating Committees of the Board. Since July 2006, Dr. Liebler has served as a partner of Lincoln Vale European Partners, an investment management company that he helped found which is focused on strategic long-term investments in European small- and mid-cap companies, and which currently is a large stockholder of the Company. Currently, he also serves on the investment committee of Lincoln Vale and is Vice Chairman of the supervisory board of Augusta AG and of Investunity AG, as well as a member of the supervisory board of Mercatura Cosmetics AG and autowerkstattgroup N.V. From September 2002 to July 2006, Dr. Liebler managed an investment fund he had conceived for Allianz AG, applying a private equity approach to European publicly listed companies. Previous to this, from September 1996 to September 2002, he worked as a management consultant for McKinsey & Company, initially in the company’s Madrid and New York offices and subsequently as co-leader of McKinsey’s German Corporate Finance practice. From 1993 to 1995, Dr. Liebler was an investment banker for S.G. Warburg in London. Since 1998, Dr. Liebler has also served as an adjunct professor at the European Business School in Germany. He holds a Master’s degree in Business Administration from the University of Munich in Germany and a Ph.D in Finance from the University of St. Gallen in Switzerland. Mr. Liebler’s experience as a professional investment manager provides the Board with financial expertise and an investor’s perspective.

Lawrence W. Midland has served as a director of the Company since May 2009. He was appointed to the Board of Directors and as an Executive Vice President of the Company and President of the Hirsch subsidiary following the completion of the merger of the Company and Hirsch. Previously, Mr. Midland was President of Hirsch Electronics Corporation, which he helped found in August 1981, and for which he served as a director. Mr. Midland became President and Chairman of the Board of Hirsch in March 1986 and held those positions continuously until the completion of the merger. Mr. Midland previously served as president of several companies, including Retirement Inns of America, Pension Properties Trust, a California REIT, and Pension Administrative Services. Previously Mr. Midland also held various sales positions in investment related activities following his employment as a field engineer with Shell Oil Company. He holds a B.S. degree in Physics (With Distinction) from the University of Oklahoma and an M.B.A. degree from Pepperdine University. Mr. Midland brings an intimate understanding of the Hirsch business and the overall U.S. government market to the Board.

Simon Turner has served as a director of the Company since July 2000 and currently he serves as chairman of the Audit and Compensation Committees and as a member of the Nominating Committee of the Board. Since his retirement from DSG international plc in December 2008, Mr. Turner has provided consultancy services to large retail companies, including PC manufacturer ACER Group. From January 2006 to December 2008, Mr. Turner served as Group Sourcing Director for consumer electronic retailer DSG international plc. From January 2002 to January 2006, Mr. Turner was Managing Director of the PC World Group of DSG, responsible for operations at PC World, PC World Business and Genesis Communications in the UK and PC City in Europe. From February 1999 to January 2002, Mr. Turner was Managing Director of PC World, a large UK reseller of PCs and PC-related equipment. From December 1996 to February 1999, Mr. Turner was Managing Director of Philips Consumer Electronics, UK and Ireland. Prior to that, he also served as Senior Vice President of Philips Media, Commercial

Director of Belling and Company and Group Marketing Manager at Philips Consumer Electronics. Since October 2007, Mr. Turner also has served as a non-executive director of Yorkshire Building Society, the UK’s third largest member-owned savings and loan institution. Since June 2009 he has served as a director of NetRetail Holding B.V., an Internet retailing company of which he currently is Chairman. Currently he also serves as a non-executive director of TradeDoubler AB, a Swedish Internet marketing firm. Mr. Turner holds a B.S. degree from the University of Surrey. Mr. Turner’s background in management with large technology retailers provides the Board with financial expertise and insight into the global retail sales environment.

Daniel S. Wenzel. Daniel Wenzel has served as a director of the Company since January 2010 and currently he serves as chairman of the Nominating Committee and as a member of the Compensation Committee of the Board. He was appointed to the Board of Directors following the completion of the Company’s business combination with Bluehill ID. He is a founding partner of Bluehill ID and previously served on the board of directors of Bluehill ID since the company’s founding in March 2007. Mr. Wenzel has served since September 2005 as a delegate and member of the board of Mountain Partners AG, a German-Swiss investment group that he co-founded in September 2005 and for which he is responsible for strategic direction and expansion. Mountain Partners AG currently is the largest stockholder of the Company. Previously, Mr. Wenzel was Chief of Staff responsible for all strategy projects and merger and acquisition transactions and financing at ACG AG from 2001 to September 2005, during which time he successfully achieved the spin-off and the sale of a significant division of the technology group. Prior to this, he worked with Dresdner Bank Latin America in 1998, BNP Paribas in 1999 and Bain & Company in 2000. Currently Mr. Wenzel also serves on the board of several European investment firms, including Mountain Super Angel AG, Mountain Capital Management AG, Mountain Club AG, BH Capital Management AG, Illimani Holding AG, Rosenberg Venture AG, Cleantech Invest AG, Taishan Invest AG, and in the last five years has also served on the board of Wildspitz Immobilien AG, Mountain Cleantech AG, Omnis Mundi AG, Taishan Capital Management AG, Impera Total Return AG, Fichtelberg Wasserkraft Holding AG and TCC Trans Clinic Consultants GmbH. Mr. Wenzel completed his studies at the WHU, Otto Beisheim Graduate School of Business Management, the Helsinki School of Economics, Finland and the Universidad Adolfo Ibañez, Chile, where he obtained a master’s degree (Diplom-Kaufmann) in business administration. Because of his experience as an investment professional, Mr. Wenzel brings significant knowledge of the capital markets and technology trends to the Board.

Former Directors

Dr. Cornelius Boersch served as a director of the Company from January through February 2010. He was appointed to the Board following the acquisition of Bluehill ID, and had previously served on the board of Bluehill ID. Dr. Boersch has been an entrepreneur since 1991 when he founded Sabeco GmbH. He served as CEO of ACG AG which he founded in 1995 and was responsible for the IPO of the company in 1999 (NEMAX50). During this time, he acquired and founded more than 25 companies worldwide. In 2000 he was elected entrepreneur of the year in Germany. ACG was sold in 2003 to ASSA ABLOY AB. Dr. Boersch was elected European Business Angel of the Year in 2009 and is considered to be one of the most acknowledged fund investors in the German speaking region. Since 2005, Dr. Boersch has combined his entrepreneurial activities in Mountain Partners AG (Switzerland), where he is on the board of directors. Dr. Boersch holds a degree in Business Administration from the European Business School and a Ph.D. from the University of Essen in Germany.

Felix Marx served as a director of the Company from October 2007 to December 2010 and served as Executive Vice President, Transponders & Components and as CEO of Identive’s ACiG Technology business from August 2010 until his resignation from the Company in December 2010. Prior to that, he served as Chief Operating Officer from March 1, 2010 to August 2010 and as Chief Executive Officer from October 2007 to March 2010. Previously, from 2003 to November 2007, Mr. Marx held a variety of management positions with NXP Semiconductors, a specialty semiconductor manufacturer for the smart card industry. Most recently, he served as General Manager of NXP’s Near Field Communication business. Prior to this, Mr. Marx served as General Manager of NXP’s Contactless & Embedded Security business. From 2002 to 2003, Mr. Marx was a business consultant with Team Training Austria. Prior to this, he worked for several years in the data and voice networking sector, where he held various sales, marketing, product management and business line management positions with companies including Global One Telecommunications and Ericsson. He holds a bachelor’s degree in engineering from the Technical Academy in Vienna, a postgraduate degree in Business Administration of the University of Commerce in Vienna and a Master of Advanced Studies in Knowledge Management from Danube University in Austria. Mr.

Marx’s contributions to the Board included significant experience with the technologies, market drivers and industry participants in the contactless reader market as a result of his years at NXP and as CEO of the Company.

Douglas Morgan served as a director of the Company from May 2009 through February 2010. He was appointed to the Board following the completion of the merger of Hirsch and SCM, and had previously served on the board of Hirsch since June 2007. Mr. Morgan is currently CEO and chairman of Performance Strategies, Inc., a consulting company he founded in 1995 specializing in business development, corporate communications, and technology and Internet utilization. His early career included technical and management positions with Computer Sciences Corporation, NCR, and Hewlett Packard. In the early 1980s, he founded Unified Technologies, Inc., which proved instrumental in the launch of Hirsch, helping to locate the company’s original financing and subsequently designing Hirsch’s original core products. Mr. Morgan subsequently served as Hirsch’s Vice President of Engineering and Development for five years, helping define the company’s product line and business strategy. Mr. Morgan is a magna cum laude graduate of both MIT, with a Bachelors Degree in Computer Science and Electrical Engineering, and Stanford University, with a Masters Degree in Engineering. He was appointed a National Science Foundation Fellow, has served as an expert witness in intellectual property cases, and is the holder of seven U.S. patents.

New Director Appointment in 2011

Bernard C. Bailey was appointed as a director of the Company in March 2011. Since 2006, Mr. Bailey has served as President and Chief Executive Officer of Paraquis Solutions, LLC, a company he founded that provides governance, strategy and organizational consulting to companies in the technology, federal government and security industries. From 2002 to 2006, Mr. Bailey was President and Chief Executive Officer of L-1 Identity Solutions, Inc. (previously Viisage Technology, Inc.), a developer of advanced technology identity solutions for governments, law enforcement agencies and corporations. Prior to this he served as Chief Operating Officer of Art Technology Group, a publicly-listed developer and marketer of e-commerce software solutions that now is part of Oracle Corporation, and held various executive positions during a seventeen-year career at IBM Corporation. Since September 2010, Mr. Bailey has served as a director of Analogic Corporation, a leading provider of medical imaging and aviation security technology. Since 2006, he has served as a director of Telos Corporation, a defense security solutions firm and since 2008, he has served as a director of Spectrum Control, Inc., a designer and manufacturer of electromagnetic interference (EMI) suppression products. From 2006 until its acquisition in January 2011 by ASSA ABLOY (Stockholm: ASSA-B.ST), Mr. Bailey also was a director of Lasercard Corporation, a provider of secure ID solutions, where he served most recently as Chairman. Additionally, Mr. Bailey previously served on the boards of Viisage Technology, Inc. (2002-2006), Point Blank Solutions, Inc. (2008-2009), and EF Johnson Technology, Inc. (2009-2010). Mr. Bailey is currently a doctoral candidate in management at Case Western Reserve University, focusing on corporate governance. He is a graduate of the United States Naval Academy and holds graduate degrees in engineering and business from the University of California, Berkeley, the University of Southern California and the George Washington University. Mr. Bailey’s qualifications to serve as director include his extensive experience in the security and identification technology markets, his experience as a public-company CEO and director and his strong understanding of, and commitment to corporate governance.

To our knowledge, there are no family relationships between any of our current or former directors and any other of our current directors or executive officers.

Compensation of Directors

Director Compensation for Fiscal 2010

The following Director Compensation Table sets forth summary information concerning the compensation paid to Identive’s current and former non-employee directors for their services to the Company in fiscal 2010:

Name	Fees Earned or Paid in Cash	Option Awards (1)	Total ($)
Dr. Cornelius Boersch (2)	—	—	—
Steven Humphreys (3)	$7,750	—	$7,750
Dr. Hans Liebler (4)	$7,000	—	$7,000

Douglas Morgan (5)	$7,000	—	$7,000
Simon Turner (6)	$41,500	$5,142	$46,642
Daniel Wenzel (7)	—	$13,969	$13,969

(1)	The amounts in this column represent the aggregate grant date fair value of awards calculated in accordance with financial accounting standards with respect to the fiscal year in accordance with Accounting Standards Codification (“ASC”) Topic 718, Compensation-Stock Compensation (“ASC 718”). The grant date fair value of the options awards is calculated using the Black-Scholes-Merton valuation model based on the following assumptions: a dividend rate of zero, an interest rate for the expected life of the option at the date of grant, an expected option life of 3.92 years, and volatility based on historical averages at the date of grant. See Note 4 to the Consolidated Financial Statements appearing in our Annual Report on 10-K for the period ended December 31, 2010, which is incorporated by reference into this prospectus for more information about how Identive accounts for stock-based compensation.

(2)	Dr. Boersch received an initial stock option grant to purchase 10,000 shares of the Company’s stock in January 2010 upon joining the Board of Directors, which had a grant date fair value of $13,969. The option grant was subsequently cancelled upon Dr. Boersch’s resignation from the Board on February 27, 2010. Additionally, Dr. Boersch waived his cash compensation and did not serve on any committees of the Board during the period in which he served as a director.

(3)	Reflects receipt of cash fees for the first quarter of 2010 only, as thereafter Mr. Humphreys elected to forego both cash and equity compensation for the remainder of 2010 to support the Company’s cost reduction efforts. For the first quarter of 2010, Mr. Humphreys received $5,000 for his service as a director, $1,250 for his service on the Audit Committee, $500 for his service on the Compensation Committee and $1,000 for his attendance at Board meetings. Mr. Humphreys had 46,604 options outstanding as of December 31, 2010, all of which were exercisable.

(4)	Reflects receipt of cash fees for the first quarter of 2010 only, as thereafter Dr. Liebler elected to forego both cash and equity compensation for the remainder of 2010 to support the Company’s cost reduction efforts. For the first quarter of 2010, Dr. Liebler received $5,000 for his service as a director, $1,000 for his service as Chairman of the Compensation Committee and $1,000 for his attendance at Board meetings. Dr. Liebler had 15,000 options outstanding as of December 31, 2010, all of which were exercisable.

(5)	Reflects the receipt of cash fees for the first quarter of 2010 only, as Mr. Morgan resigned from the Board on February 27, 2010. Additionally, Mr. Morgan received an initial stock option grant to purchase 10,000 shares of the Company’s stock in January 2010 upon joining the Board of Directors, which had a grant date fair value of $13,969. The option grant was subsequently cancelled upon Mr. Morgan’s resignation from the Board. During the period in which Mr. Morgan was a director, he served on the Compensation and Audit Committees of the Board.

(6)	Reflects an agreement between Mr. Turner and the Board of Directors, under which he would receive an option grant to purchase 5,000 shares of the Company’s stock and $41,500 in cash payments, which was approximately the amount of fees he received the previous year, for his service on the Board during 2010 rather than foregoing such compensation. It was determined that such payments were appropriate based on Mr. Turner’s previous service to the Board, his continuing involvement on all three committees of the Board and in particular his continuing leadership of the Audit Committee and his leadership of the Compensation Committee. Mr. Turner had 50,000 options outstanding as of December 31, 2010, of which 47,500 were exercisable.

(7)	Reflects the initial option grant Mr. Wenzel received upon joining the Board in January 2010. Mr. Wenzel elected to forego cash compensation for his service on the Board and various committees during 2010 to support the Company’s cost reduction efforts. Mr. Wenzel had 10,000 options outstanding as of December 31, 2010, of which 9,166 were exercisable.

Annual Cash Compensation

During 2010, each non-employee member of Identive’s Board of Directors was eligible to receive the following cash compensation:

•	an annual retainer of $20,000 for each member of the Board of Directors;

•	an additional annual retainer of $5,000 for service on the Audit Committee of the Board of Directors, except for the committee Chairman, who is eligible to receive an annual retainer of $10,000;

•

an additional annual retainer of $2,000 for service on the Compensation or Nominating Committees of the Board of Directors, except for the Chairman of such committees, who are each eligible to receive an annual retainer of $4,000; and

•	meeting fees of $1,000 for physical attendance at each Board of Directors meeting and $500 for attendance at telephonic board meetings lasting more than 60 minutes.

During 2010, the Company’s non-employee directors were paid in the currency of the country of their residence, using a fixed exchange rate of €0.93 per U.S. dollar for our European-based directors and £0.63 per U.S. dollar for our UK-based director. Additionally, Identive reimburses its non-employee directors for all reasonable out-of pocket expenses incurred in the performance of their duties as directors, which in practice primarily consist of travel expenses associated with Board of Directors or committee meetings or with committee assignments.

To support the cost reduction efforts of the Company, in February 2010, Mr. Wenzel elected not to accept any compensation for his service on the Board of Directors in 2010, Messrs. Boersch and Morgan resigned from the Board, and Dr. Boersch elected not to receive any cash compensation for his service on the Board in 2010. Additionally, Mr. Humphreys and Dr. Liebler elected not to accept any compensation for their service on the Board of Directors during 2010, beginning April 1, 2010. Because of his significant responsibilities as chairman of the Audit and Compensation Committees, the Board determined that Mr. Turner should continue to receive cash and equity compensation for his services during 2010.

Equity Compensation

During 2010, each of Identive’s non-employee directors was eligible to receive option awards under the terms of Identive’s 2007 Stock Option Plan. Under this plan, new members of the Board of Directors receive an initial option grant to purchase 10,000 shares of the Company’s common stock, or such other number of shares as determined by the Board of Directors in its sole discretion. Continuing members of the Board of Directors who have served for at least six months receive an annual option grant to purchase 5,000 shares of the Company’s common stock, awarded on the date of our Annual Meeting of Stockholders. Both of these option grants vest 1/12th per month over the one-year period following the date of grant.

On January 4, 2010, Messrs. Boersch, Morgan and Wenzel each received an initial option grant to purchase 10,000 shares of the Company’s common stock at an exercise price of $2.26 per share, which was the NASDAQ closing price on that day. The options awarded to Dr. Boersch and Mr. Morgan subsequently were cancelled following their resignations from the Board in February 2010.

During 2010, each of our eligible non-employee directors except Mr. Turner elected not to receive an annual option grant in order to support the Company’s efforts to reduce costs. Because of his responsibilities on all three committees of the Board as detailed above, the Board determined that Mr. Turner should continue to receive equity compensation in the form of stock option grants for his service in 2010. Mr. Turner received an option grant to purchase 5,000 shares of Identive common stock on June 16, 2010, the date of the Company’s 2010 Annual Meeting, at an exercise price of $1.67 per share, which was the NASDAQ closing price on that day.

Identive’s Executive Officers

The background and age of each person who served as an executive officer of Identive during 2010 is shown below:

Current Executive Officers:
Ayman S. Ashour, 51 Chief Executive Officer and Chairman of the Board	Ayman S. Ashour has served as Chief Executive Officer and Chairman of the Board of Directors since March 1, 2010. He joined the Company as Executive Chairman of the Board in January 2010 following the completion of the Company’s business combination with Bluehill ID, a Swiss technology firm that he founded in March 2007 and for which he served as CEO and President of the Board of Directors, responsible for executing Bluehill ID’s acquisition growth strategy, until the combination with the Company. Prior to this, from July 2000 to December 2009 Mr. Ashour was the founder and Principal of Newton International Management, a strategy consulting firm focused on the security and identification technology industry, where he provided strategic consulting to business clients. From February 2001 to October 2005, Mr. Ashour also was a consultant and later COO and CEO of the Identification Technology business of ASSA ABLOY AB, where he was responsible for the worldwide development of one of the largest and most successful RFID companies, comprised of well known brands such as Sokymat, HID and Indala. From 1997 to 2000, he served as Divisional Managing Director, Williams Plc in the Asia Pacific region where he was responsible for Chubb Security, Kidde & Yale brands and managed the global operations of Guardforce International and the Chubb Physical Security Group. From 1990 to 1997, Mr. Ashour was with Williams PLC, where he served as Marketing Director of Kidde Group, Senior Vice President of Kidde-Fenwal, Inc. and as President of Kidde Fire Fighting, Inc. Mr. Ashour holds a bachelor’s degree in Electronic and Electrical Engineering from the University of Manchester in the U.K. He serves on the Board of Directors of Advanced Digital Security Solutions Inc and BH Capital Management AG, which is the third largest stockholder of the Company. In addition, Mr. Ashour is currently a partner in the following private companies, each based in Newton, Massachusetts: Newton International Management, LLC., Trade-3, LLC. and tSecu LLC; as well as Verifier Security, based in Florida. Currently he also is an Adjunct Lecturer for the MBA program at the Sawyer Business School at Suffolk University in Boston.

Melvin Denton-Thompson, 59 Chief Financial Officer	Melvin Denton-Thompson has served as Chief Financial Officer of the Company since January 2010. He joined the Company following the business combination with Bluehill ID, where he had served as CFO/COO since May 2008 and was responsible for the financial and operational functions of the business. Mr. Denton-Thompson has extensive international experience in a number of industries, particularly in security products, electronics and aviation. Prior to joining Bluehill ID, from June 2004 to April 2008 he served as CFO and Deputy CEO of the global hospitality division of ASSA ABLOY, which provides secure access products for the hotel, marine and related industries. In this role he was responsible for the financial and operational management of the business. Before working with ASSA ABLOY, from April 1998 to May 2004 he worked as a management consultant specializing in acquisition management and turnaround for numerous European companies. He also worked for ten years for the Williams Plc Group as Finance Director and/or Managing Director for a number of Williams’ European companies. In addition, he was responsible for a number of acquisition and post acquisition projects for the Williams Group in Europe. Melvin holds an engineering degree from the University of Leeds and an MBA from the Cranfield School of Management.

Lawrence W. Midland, 69	Lawrence W. Midland was appointed as an Executive Vice President of the Company, as President of the Hirsch subsidiary and as a director of the Company in May 2009, following the completion of the merger of the Company and Hirsch. Previously, Mr. Midland was President of Hirsch Electronics Corporation, which he helped found in August 1981, and for which he served as a director. Mr. Midland became President and Chairman of the Board of Hirsch in March 1986 and held those positions continuously until the completion of the merger. Mr. Midland previously served as president of several companies, including Retirement Inns of America, Pension Properties Trust, a California REIT, and Pension Administrative Services. Previously Mr. Midland also held various sales positions in investment related activities following his employment as a field engineer with Shell Oil Company. He holds a B.S. degree in Physics (with Distinction) from the University of Oklahoma and an M.B.A. degree from Pepperdine University.

Dr. Manfred Mueller, 40 Executive Vice President and Chief Executive Officer of SCM Microsystems Business	Dr. Manfred Mueller has served as Executive Vice President of Identive and as CEO of the SCM Microsystems business since January 2010. Dr. Mueller joined the Company in August 2000 as Director of Strategic Business Development. From July 2002 to July 2005, he served as Director of Strategic Marketing. He was appointed Vice President of Strategic Business Development in July 2005. He served as Vice President of Marketing from February 2006 to April 2007, at which time he was named Vice President of Sales, EMEA. From March 2008 to January 2010, he served as Executive Vice President, Strategic Sales and Business Development. Prior to joining the Company, from August 1998 to July 2000, Dr. Mueller was Product Manager and Business Development Manager at BetaResearch GmbH, the digital TV technology development division of the Kirch Group. Dr. Mueller holds masters and Ph.D degrees in Chemistry from Regensburg University in Germany and an MBA from the Edinburgh Business School of Heriot Watt University in Edinburgh, Scotland.

John S. Rogers, 47 Executive Vice President of Transition Management and Acquisition Integration	John S. Rogers has served since January 2010 as Executive Vice President of Transition Management and Acquisition Integration, responsible for managing the integration of acquired businesses and ensuring efficient post acquisition work, which role he also had held at Bluehill ID from January 2009 until its business combination with the Company. Mr. Rogers has over 20 years’ experience in sales, manufacturing, technology, operations and management consulting. Prior to Bluehill ID, Mr. Rogers was Vice President of Strategy with responsibility for acquisitions and restructuring for ITG’s RFID division of ASSA ABLOY from January 2007 to March 2008. Prior to this, he served as CFO and later CEO at Sokymat SA, one of the world’s leading suppliers of RFID transponders. During his tenure at Sokymat SA from March 2001 to December 2006, he played a leading role in the aggressive growth path of the company through both organic growth and through his involvement in six successful RFID acquisitions. Prior to working in the RFID industry, Mr. Rogers worked as consultant in corporate finance, treasury, privatizations, and cross-border mergers and acquisitions with various organizations including Arthur Andersen, Banque Paribas and Merrill Lynch. He holds a BBS and an MA from Trinity College Dublin as well as a European Masters in Business Administration from the European School of Management (ESCP-EAP).

Joseph Tassone, 60 Executive Vice President of Technology and Product Management	Joseph Tassone has served since January 2010 as Executive Vice President of Technology and Product Management, responsible for technology cross fertilization between the Company’s business units, effective utilization of research and development resources and supporting the Company’s merger and acquisition strategy, which role he also had held at Bluehill ID from June 2009 until its business combination with the Company. Mr. Tassone brings more than 15 years’ experience in the software, security and ID industries, serving both technology start-ups and established solutions providers. Previously, from August 2007 to December 2008 he served as President and CEO of Syscan International, now a business unit of the Company focused on RFID for agriculture and asset management. In this role he was responsible for strategic and operational management of the business. He also is the founder of iMonitor Corp., a software supplier to the card access and security market for which he served also as CEO from January 2001 to May 2005. Prior to this, from September 1992 to April 1999 he served as Vice President R&D of Simplex Time Recorder Co., Inc, where he led the entry into the access control and security business. Mr. Tassone holds an MSEE degree from Northeastern University and obtained his undergraduate BSEE degree from University of Massachusetts - Lowell.

Former executive officers:

Felix Marx, 44 Former Executive Vice President Transponders & Components	Felix Marx served as Executive Vice President, Transponders & Components and as CEO of Identive’s ACiG Technology business from August 2010 until his resignation from the Company in December 2010. Prior to that he served as Chief Operating Officer from March 1, 2010 to August 2010 and as Chief Executive Officer from October 2007 to March 2010. He also served as a director of the Company from October 2007 to December 2010. Previously, from 2003 to November 2007, Mr. Marx held a variety of management positions with NXP Semiconductors, a specialty semiconductor manufacturer for the smart card industry. Most recently, he served as General Manager of NXP’s Near Field Communication business. Prior to this, Mr. Marx served as General Manager of NXP’s Contactless & Embedded Security business. From 2002 to 2003, Mr. Marx was a business consultant with Team Training Austria. Prior to this, he worked for several years in the data and voice networking sector, where he held various sales, marketing, product management and business line management positions with companies including Global One Telecommunications and Ericsson. He holds a bachelor’s degree in engineering from the Technical Academy in Vienna, a postgraduate degree in Business Administration of the University of Commerce in Vienna and a Master of Advanced Studies in Knowledge Management from Danube University in Austria.

To our knowledge, there are no family relationships between any of our executive officers and any other of our executive officers or directors.

Executive Compensation in 2010

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of our Chief Executive Officer, Chief Financial Officer, the three most highly paid executive officers other than our Chief Executive Officer and our Chief Financial Officer, and a former executive officer (the “Named Executive Officers”) for their services with us in all capacities during the 2010 and 2009 fiscal years.

Name and Principal Position	Year	Salary		Bonus (8)	Stock Awards (11)		Option Awards (18)	Non-Equity Incentive Plan Compensation (21)	All Other Compensation		Total

Ayman S. Ashour Chief Executive Officer and	2010	$286,538	(1)	—	$190,038	(12)	$95,507	$58,473	$63,382	(22)	$693,938

Chairman of the Board (31)

Melvin Denton-Thompson Chief Financial Officer (31)	2010	$200,813	(2)	—		$198,260	(13)	$65,992		$40,403	$78,686	(23)	$584,154

Lawrence W. Midland Executive Vice President and President, Hirsch	2010	$230,000	(3)	—		$210,379	(14)	$76,360		—	$5,273	(24)	$522,012
	2009	$166,667		—				$53,468	(19)	—	$3,444	(25)	$223,579

Dr. Manfred Mueller Executive Vice President and President, SCM Microsystems (31)	2010	$218,525	(4)	$70,850	(9)	$215,096	(15)	$71,491		$65,655	$37,374	(26)	$678,991
	2009	$268,526	(5)	—				$10,919	(20)	—	$40,868	(27)	$320,313

Joseph Tassone Executive Vice President of Technology and Product Management	2010	$167,125		—		$153,668	(16)	$55,776		—	$11,325	(28)	$387,894

Felix Marx Former Executive Vice President, Transponders & Components (31)	2010	$291,054	(6)	$113,360	(10)	—	(17)	—		—	$362,568	(29)	$766,982
	2009	$368,534	(7)	—		—		—		—	$22,126	(30)	$390,660

Salary

(1)	Reflects an annual salary of CHF 300,000.
(2)	Reflects an annual salary of €150,000.
(3)	Reflects an annual salary of $250,000 through June 30, 2010 and an annual salary of $210,000 thereafter, as Mr. Midland’s salary was reduced effective July 1, 2010 in order to bring it in line with the Company’s policy of having a higher proportion of total compensation be at risk, based on corporate performance.
(4)	Reflects an annual salary of €200,000 for the first three months of 2010 and an annual salary of €150,000 thereafter, as Dr. Mueller’s salary was reduced effective April 1, 2010 in order to bring it in line with the Company’s policy of having a higher proportion of total compensation be at risk, based on corporate performance.
(5)	Reflects a pro-rated salary amount of €194,000, which includes a voluntary salary reduction of €1,000 per month for the second and third quarters of 2009, or €6,000, based on Dr. Mueller’s annual base salary of €200,000.
(6)	Reflects an annual salary of €280,000 for the first two months of 2010 and an annual salary of €204,000 thereafter, as Mr. Marx’s salary was reduced effective March 1, 2010 in order to bring it in line with the Company’s policy of having a higher proportion of total compensation be at risk, based on corporate performance.
(7)	Reflects a pro-rated salary amount of €266,200, which includes a voluntary salary reduction of €2,300 per month for the second and third quarters of 2009, or €13,800, based on Mr. Marx’s annual base salary of €280,000.

Bonus

(8)	Reflects discretionary bonuses paid out in cash.
(9)	Reflects a one-time bonus of €50,000 paid to Dr. Mueller in exchange for reducing his annual salary base by €50,000 in April 2010.
(10)	Reflects a one-time bonus of €80,000 paid to Mr. Marx in exchange for reducing his annual salary base by €76,000 in April 2010.

Stock Awards

(11)	Unless specified separately, refers to awards of shares of the Company’s stock paid out under the 2010 Bonus and Incentive Plan (the “2010 Plan”). All shares awarded are fully vested and are subject to a two-year contractual lock-up.
(12)	Of these shares, 44,622 (or $116,947) were received as a performance award under the 2010 Plan and 27,889 shares (or $73,092) were received for electing to receive shares instead of 50% of the cash portion of the performance award under the 2010 Plan, as further described under “2010 Bonus and Incentive Plan” below.
(13)	Of these shares, 30,832 (or $80,806) were received as a performance award under the 2010 Plan and 19,270 shares (or $50,504) were received for electing to receive shares instead of 50% of the cash portion of the performance award under the 2010 Plan, as further described under “2010 Bonus and Incentive Plan” below. In addition, pursuant to the terms of his employment agreement in 2010, Mr. Denton-Thompson was entitled to receive €50,000 of his annual compensation in the form of shares of the Company’s common stock. During 2010 he deferred acceptance of this share award, pending further analysis of potential adverse tax consequences. The value of the shares he deferred was approximately $66,950, based on the average exchange rate for 2010 of one euro being equal to $1.339.
(14)	Of these shares, 35,676 (or $93,502) were received as a performance award under the 2010 Plan and 44,596 shares (or $116,878) were received for electing to receive shares instead of 100% of the cash portion of the performance award under the 2010 Plan, as further described under “2010 Bonus and Incentive Plan” below.
(15)	$114,896 of this amount reflects the value of shares received as a performance award under the 2010 as follows (i) 33,402 (or $87,540) were received as a performance award under the 2010 Plan and (ii)10,438 shares (or $27,356) were received for electing to receive shares instead of 25% of the cash portion of the performance award under the 2010 Plan, as further described under “2010 Bonus and Incentive Plan” below. The remaining $100,200 of this amount reflects the grant date fair value of a special performance bonus of 60,000 shares related to Dr. Mueller’s contributions in managing and successfully completing the business combination with Bluehill ID. 50% of the shares are subject to a 24-month lock-up.
(16)	Of these shares, 26,059 (or $68,297) were received as a performance award under the 2010 Plan and 32,574 shares (or $85,371) were received for electing to receive shares instead of 100% of the cash portion of the performance award under the 2010 Plan, as further described under “2010 Bonus and Incentive Plan” below.
(17)	In February 2010 Mr. Marx was awarded a special performance bonus of 180,000 shares related to his contributions in managing and successfully completing the business combination with Bluehill ID. The grant date fair value of the award was $300,600. He has declined to accept this share award due to anticipated adverse tax consequences. Upon his resignation from the Company, Mr. Marx relinquished his right to this share award and this amount is therefore not included in the table above.

Option Awards

(18)	The amounts in this column represent the aggregate grant date fair value of options calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value of stock option awards are set forth in Note 4 to the Consolidated Financial Statements appearing in our Annual Report on Form 10-K filed with the SEC for the period ended December 31, 2010, which is incorporated by reference into this prospectus. All options in the table granted in 2010 were granted pursuant to the Company’s 2010 Bonus and Incentive Plan, the terms and conditions of which are described in “2010 Bonus and Incentive Plan” below.
(19)

Reflects an initial stock option award of 40,000 shares granted on April 30, 2009 under the Company’s 2007 Stock Option Plan, at an exercise price of $2.37, which was the closing price of the Company’s stock on the NASDAQ Capital Market on the date of grant. The option vests 25% after one year and then at 1/48th per month for 36 months, and expires seven years from the date of grant.

(20)

Reflects a stock option award of 8,000 shares granted on April 28, 2009 under the Company’s 2007 Stock Option Plan, at an exercise price of $2.42, which was the closing price of the Company’s stock on the NASDAQ Capital Market on the date of grant. The option vests 1/12th per month over one year and expires seven years from the date of grant.

Non-Equity Incentive Plan Compensation

(21)	The amounts in this column represent the cash portion of performance awards made in 2010 under the Company’s 2010 Bonus and Incentive Plan, the terms and conditions of which are described in “2010 Bonus and Incentive Plan” below.

All Other Compensation

(22)	Reflects payments totaling CHF 66,359 made to Mr. Ashour or on his behalf in 2010 for social security insurance, pension, apartment rental and car leasing expenses.
(23)	Reflects payments totaling €58,776 made on behalf of Mr. Denton-Thompson in 2010 for social and health insurance and pension, as well as fees paid to the firm through which Mr. Denton-Thompson’s employment agreement is managed.
(24)	Reflects payments made on Mr. Midland’s behalf in 2010 for health insurance.
(25)	Reflects payments made on Mr. Midland’s behalf in 2009 for health insurance.
(26)	Reflects payments of €10,372 and €17,528 made on Dr. Mueller’s behalf in 2010 for pension and employee saving contributions and health and unemployment insurance, and car leasing and insurance expenses, respectively.
(27)	Reflects payments of €10,952 and €18,707 made on Dr. Mueller’s behalf in 2009 for pension and employee saving contributions and health and unemployment insurance, and car leasing and insurance expenses, respectively.
(28)	Reflects payments made on Mr. Tassone’s behalf in 2010 for health insurance and other benefits.
(29)	Reflects a severance payment of €250,000 (or approximately $338,500) following Mr. Marx’s resignation from the Company in December 2010. Also reflects payments totaling €17,921 (or approximately $20,068) made directly to Mr. Marx and on Mr. Marx’s behalf in 2010 for car leasing and insurance expenses.
(30)	Reflects payments totaling €15,827 made directly to Mr. Marx and on Mr. Marx’s behalf in 2009 for car leasing and insurance expenses.

Exchange Rate

(31)	Other than Mr. Midland and Mr. Tassone, Identive’s executive officers are paid in local currency other than the U.S. dollar. Mr. Ashour is paid in Swiss Francs (CHF) and Messrs. Denton-Thompson, Marx and Mueller are paid in Euros (€). Due to fluctuations in exchange rates during the year, amounts in U.S. dollars varied from month to month. Amounts shown in dollars under “Salary” and “All Other Compensation” above were derived using the average exchange rates for the quarter in which such amounts were earned and paid. Amounts shown in dollars under “Non-Equity Incentive Plan Compensation” were derived using exchange rates that correspond to the period in which award payments were made. Average exchange rates for the periods shown in the table above are as follows:

	2009	2010
First Quarter	€0.760 per US dollar	€0.706 per dollar CHF 1.046 per dollar
Second Quarter	€0.752 per US dollar	€0.758 per dollar CHF 1.087 per dollar
Third Quarter	€0.708 per US dollar	€0.793 per dollar CHF 1.075 per dollar
Fourth Quarter	€0.677 per US dollar	€0.739 per dollar CHF 0.986 per dollar

Executive Bonus and Incentive Plans

2009 Executive Bonus Plan

In February 2009, the Board of Directors approved an Executive Bonus Plan for 2009 (the “2009 Plan”) as recommended by the Compensation Committee. Both quarterly and annual payments were possible under the 2009 Plan. Quarterly payments were based both on the achievement of quarterly operating profit targets and performance against strategic corporate goals. Annual payments were based on the achievement of annual operating profit targets. Under the Plan, operating profit is defined as gross margin, less research and development, sales and marketing, and general and administrative expenses, as well as various expenses determined by the Company to be extraordinary. No such extraordinary expenses were excluded from the calculation of operating profit in 2009. Strategic goals primarily related to the acquisition and integration of Hirsch Electronics.

Under the quarterly component of the 2009 Plan, executive officers of the Company (other than sales executives) were eligible to receive quarterly cash bonuses amounting to 10% of their respective annual base salaries, of which 5% was based on the Company achieving operating profit for that quarterly period and 5% was based on the achievement of corporate strategic goals for that quarterly period. As a sales executive, Dr. Mueller was eligible to receive quarterly cash bonuses amounting to 5% of his annual base salary, of which 2.5% was based on the Company achieving operating profit for that quarterly period and 2.5% was based on the achievement of corporate strategic goals for that quarterly period. Dr. Mueller also was eligible to receive an additional quarterly bonus of up to 5% of his annual base salary under the Company’s Sales Commission Plan, based on the achievement of quarterly revenue targets set forth in the Company’s budget and sales forecasts as approved by the Board of Directors for each quarter. Under the annual bonus component of the 2009 Plan, executive officers were eligible to receive additional variable bonuses amounting to between 20% and 40% of their respective annual base salaries, based upon the achievement by the Company of annual operating profit targets established by the Compensation Committee.

During the first quarter of 2009, the executive officers of the Company waived their eligibility under the 2009 Plan to receive bonus payments during 2009 as a result of the ongoing economic downturn. Dr. Mueller also waived his eligibility to receive bonus payments under the Company’s Sales Commission Plan during 2009. Therefore no cash bonuses were awarded under either the quarterly or the annual components of the 2009 Plan.

Had the executives not waived their right to receive bonus awards in 2009, no bonuses would have been paid out under the quarterly or annual operating profit performance components of the 2009 Plan, as operating performance was not achieved in any of the measurement periods. Quarterly strategic corporate goals included a range of sales, marketing, engineering and operational items, many of which related to the acquisition and integration of the Hirsch business, as well as to the development and delivery of new reader products and to improvements in the Company’s management of working capital. Executives would have received partial to full payment of bonus awards for the achievement of quarterly strategic corporate goals in each of the four quarters of 2009, as certain of the corporate goals were achieved in each quarter. However, the calculation of the percentage of performance achievement of quarterly corporate goals has not been made for any of the 2009 quarterly periods. In addition, Dr. Mueller would have received a bonus payment for the achievement of sales revenue targets in the second quarter of 2009 only, as sales target thresholds were met only in the second quarter. The calculation of the percentage of performance achievement for sales revenue in the second quarter of 2009 has not been made.

2010 Bonus and Incentive Plan

During 2010, the Board of Directors approved several changes in compensation for executive officers, designed to increase the component of at-risk, performance-based compensation relative to fixed salary. In addition to the reductions in salary for Messrs. Midland and Mueller described in the footnotes to the table above, in April 2010, Identive’s Board of Directors also adopted the 2010 Bonus and Incentive Plan (the “2010 Plan”), which provides for incentive awards based on the achievement of corporate performance goals. The 2010 Plan was approved by the Company’s shareholders at the 2010 Annual Meeting.

Under the 2010 Plan, executive officers and other key employees of the Company are eligible to receive cash and equity-based awards subject to the achievement of certain performance criteria determined by the

Compensation Committee of the Company’s Board of Directors, as measured at the end of a specified performance period of 12 months or longer. Equity awards may include shares of common stock, nonqualified stock options, restricted stock, or deferred stock awards.

The Compensation Committee approved specific performance criteria for the payment of incentive awards in 2010 and determined the composition of the potential awards. Potential awards were based on the achievement of base performance (“Base Bonus”) criteria and peak performance (“Peak Bonus”) criteria. Each set of criteria was assigned a certain percentage value of the total potential Base Bonus or Peak Bonus. The potential Base Bonus and Peak Bonus amounts for each executive were determined by multiplying the sum of the percentage values of the Base Bonus and Peak Bonus by the executive’s annual base salary.

Base Bonus. Each executive officer was eligible to earn a Base Bonus of up to 100% of his annual base salary, subject to achievement of the following performance criteria:

•	10% to 30% growth in net sales over a base sales figure of $71 million (the “Growth in Sales Performance Target”), with an award range of 2.5% to 25% of annual base salary;

•	Adjusted EBITDA (defined below) of breakeven to $1,580,000 (the “Growth in Adjusted EBITDA Performance Target”), with an award range of 2.5% to 25% of annual base salary; and

•

0% to 10% growth in the volume-weighted average value of the Company’s share price in the second half of 2010 compared with the first half of 2010, excluding the effect of issuance of new shares of the Company and discounted sales of the Company’s shares in 2010 (the “Growth in Volume Weighted Average of Share Price Performance Target”), with an award range of 5% to 50% of annual base salary.

For purposes of the 2010 Bonus Plan, adjusted EBITDA, a non-GAAP financial measure, was defined as EBITDA before equity-based compensation, acquisition, transition and integration costs. Our management uses adjusted EBITDA and other non-GAAP measures internally and believes that they provide investors with a meaningful way to evaluate the Company’s operating performance.

No Base Bonus awards were to be made without the achievement of positive Adjusted EBITDA in 2010. If Base Bonus performance targets were met, awards were to be paid in a combination of cash and shares of common stock. In addition, each executive officer would be entitled to receive options to acquire shares of common stock equal in number to 20% of the executive officer’s annual base salary, as determined in U.S. dollars.

Peak Bonus. Each executive also was eligible to earn a Peak Bonus of up to 100% of his annual base salary. Peak performance bonuses were only possible if the Company achieved (i) net sales growth of at least 10% and Adjusted EBITDA of at least breakeven and (ii) either net sales growth of 30% or Adjusted EBITDA of $1,580,000. If these thresholds were met, then the following additional performance targets had to be achieved in order for executive officers to receive a Peak Bonus award:

•	Adjusted EBITDA of $1,580,000 to $2,500,000, with an award range of nil to 50% of annual base salary; and

•

10% to 30% growth in total capitalization (calculated by comparing the Company’s stockholder’s equity as of December 31, 2010 against its stockholder’s equity as of January 31, 2010), with an award range of nil to 50% of annual base salary.

Achievement of Base and Peak Performance Targets in 2010

The Company’s 2010 financial performance relevant to incentive bonus awards in 2010 included:

Base Bonus:

•	Growth in Sales Performance Target: net sales growth of 19.5%, resulting in an award of approximately 13% of annual base salary;

•

Growth in Adjusted EBITDA Performance Target: Adjusted EBITDA of $1,097,000, resulting in an award of approximately 18% of annual base salary (a detailed reconciliation is provided below outlining the differences between adjusted EBITDA and net loss, the most directly comparable GAAP measure);

•	Growth in Volume Weighted Average of Share Price Performance Target: 12% growth in the volume-weighted average of the Company’s share price, resulting in an award of 50% of annual base salary.

As a result, Base Bonus awards equal to approximately 81% of annual base salary were made in cash and shares of common stock to each of our eligible Named Executive Officers for achievement of 2010 Base Bonus performance targets. Additionally, each eligible Named Executive Officer received options to purchase shares of the Company’s common stock, equivalent in number to 20% of his respective annual base salary. These awards are reflected in the Summary Compensation Table above.

Reconciliation of GAAP net loss to adjusted EBITDA gain (loss)

Twelve Months Ended December 31, 2010
(in thousands)
Net loss attributable to Identive Group, Inc.	$(9,518)
(Benefit) Provision for income taxes	(345)
(Gain) Loss from discontinued operations, net of income taxes	58
Gain on sale of discontinued operations, net of income taxes	(278)
Net (income)/loss attributable to noncontrolling interest	(630)
Interest expense (income), net	865
Foreign currency losses (gains), net	234
Other expenses (income)	(264)
Amortization and depreciation	4,696
Stock-based compensation	2,573
Acquisition costs	1,452
Transition and integration costs	2,254
Gain on sale of assets	—
Impairment of intangibles	—
Loss on equity investments	—

Total reconciling items included in GAAP net loss	10,615

Adjusted EBITDA gain (loss)	$1,097

Peak Bonus: Peak Bonus performance thresholds were not met for 2010, resulting in no Peak Bonus awards to Named Executive Officers for the performance period.

As provided under the 2010 Plan, incentive bonus amounts earned for 2010 were paid in a combination of cash and shares, initially based on an equal distribution of the two forms of award. As approved by the Compensation Committee, certain of our executive officers, including our eligible Named Executive Officers, elected to convert some or all of the cash portion of their Base Bonus awards for 2010 into additional shares of the Company’s stock, with an additional conversion premium of 25% for electing to receive shares instead of cash. (For example, for an award of $10,000 and 10,000 shares, a conversion of 50% of the cash bonus to shares would result in a revised award distribution of $5,000 in cash and 16,250 shares. The 16,250 share amount reflects the original 10,000 share amount, the 5,000 converted shares and an additional 25% premium to the converted shares, or 1,250 shares.) These share awards are reflected in the Summary Compensation Table above. All shares of common stock and options awarded under the 2010 Plan are fully vested and the shares are subject to a two-year contractual lock-up. Mr. Felix Marx, who resigned in December 2010, was not eligible for any bonuses under the 2010 Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to the outstanding equity awards held by our Named Executive Officers as of December 31, 2010.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date

Ayman S. Ashour Chief Executive Officer and Chairman of the Board	—	—	—		—	—

Melvin Denton-Thompson Chief Financial Officer	—	—	—		—	—

Lawrence W. Midland Executive Vice President and President, Hirsch	4/30/2009	16,666	23,334	(1)	$2.37	4/30/2016

Dr. Manfred Mueller Executive Vice President and Chief Executive Officer, SCM Microsystems	7/17/2001	20,000	0		$8.08	7/17/2011
	4/16/2003	3,329	0		$3.31	4/16/2013
	4/16/2003	3,832	0		$3.31	4/16/2013
	9/16/2004	6,000	0		$2.78	9/16/2014

	9/16/2004	5,000	0		$2.78	9/16/2014
	7/27/2005	6,000	0		$3.08	7/27/2015
	2/02/2006	5,000	0		$3.23	2/02/2016
	7/05/2006	2,583	3,617	(2)	$3.03	7/05/2016
	9/28/2006	20,000	0		$3.41	9/28/2016
	2/14/2007	20,000	0		$4.02	2/14/2017
	3/23/2007	0	6,500	(2)	$4.34	3/23/2017
	4/22/2008	13,667	6,833	(3)	$3.12	4/22/2015
	4/28/2009	3,333	4,667	(3)	$2.42	4/28/2016

Joseph Tassone Executive Vice President of Technology and Product Management	—	—	—		—	—

Felix Marx (5) Former Executive Vice President, Transponders & Components	10/22/2007	7,916	2,084	(1)	$2.98	3/31/2011
	10/22/2007	39,583	10,417	(1)	$2.98	3/31/2011
	2/26/2008	0	100,000	(4)	$3.12	3/31/2011
	4/22/2008	13,200	19,800	(2)	$3.05	3/31/2011

(1)	Vests 25% after one year, then 1/48th vests monthly for 36 months.
(2)	Vests 1/48th per month from date of grant.
(3)	Vests 1/12th per month over one year, commencing four years from date of grant.
(4)	Vests 100% three years from date of grant.
(5)	Mr. Marx resigned from the Company effective December 31, 2010 and as a result, all of his options will expire on March 31, 2011. Mr. Marx may elect to exercise and purchase the vested portions of these options on or before March 31, 2011.

Employment Agreements; Termination / Change in Control Arrangements

Identive has entered into employment agreements with each of its current executive officers. Below is a description of the material terms of each agreement, including severance provisions. None of Identive’s current executive officers included below are of retirement age and none of their respective agreements contain provisions for additional payments upon retirement. Identive does not offer its executive officers severance benefits in the case of death, disability or voluntary termination.

Following any termination, each of the agreements described below requires the Named Executive Officer to keep as secret all confidential information related to the Company, including, but not limited to, operational and business secrets.

Employment Agreement with Ayman S. Ashour

On December 1, 2009, Bluehill ID, through its wholly-owned subsidiary Bluehill ID Services AG, entered into an employment agreement with Ayman S. Ashour, under which Mr. Ashour will serve as Bluehill ID’s Chief Executive Officer and President of its board of directors. Mr. Ashour became Executive Chairman of the Board of Identive on January 4, 2010 following the Company’s acquisition of Bluehill ID and was appointed Chief Executive Officer and Chairman of the Board on March 1, 2010. Mr. Ashour’s agreement is effective for a three-year term, commencing December 1, 2009, and may be renewed on terms acceptable to both parties for an additional three years. Under the agreement, Mr. Ashour’s annual base salary is CHF 300,000 (approximately $285,000) and he is eligible to participate in the Company’s bonus program for executive officers. Under the agreement, if Mr. Ashour is terminated without cause, he is entitled to receive (i) his base monthly compensation until the earlier to expire of 24 months from the date of termination or the then-current term of the agreement and (ii) bonus payments and benefits until the expiration of the current term.

Employment Agreement with Melvin Denton-Thompson

On April 29, 2008, Bluehill ID, through its wholly-owned subsidiary Bluehill Micro Tech GmbH, entered into an agreement with Missions-Cadres SARL to secure the services of Melvin Denton-Thompson as Bluehill ID’s Chief Operating Officer and Chief Financial Officer. Mr. Denton-Thompson became Identive’s Chief Financial Officer on January 4, 2010, following the Company’s acquisition of Bluehill ID. Mr. Denton-Thompson’s agreement is effective for a three-year term, commencing May 1, 2008, and is renewable at the option of the Company for an additional 36 months. The agreement may be terminated by either party with or without cause upon six months’ notice. Under the agreement, Mr. Denton-Thompson, through Missions-Cadres SARL, is paid an annual base salary of €150,000 and is eligible to receive a guaranteed payment of €50,000 in shares of the Company’s stock. He also is eligible to participate in the Company’s bonus program for executive officers. In February 2011, Mr. Denton-Thompson’s annual base salary was increased to €225,000 (approximately $310,000) and the guaranteed salary payment of shares was eliminated.

Employment Agreement with Lawrence W. Midland

On December 10, 2008, through Hirsch, Lawrence W. Midland entered into an employment agreement effective upon the completion of the merger of the Company and Hirsch on April 30, 2009. Mr. Midland became an Executive Officer of the Company and President of the Hirsch business subsidiary on May 1, 2009. Under the agreement, Mr. Midland is entitled to receive an annual base salary of $250,000 as well as health insurance and other standard benefits, and is eligible to participate in the Company’s bonus program for executive officers. On July 12, 2010, Mr. Midland entered into an amended employment agreement with the Company, under which his annual base salary was reduced to $210,000. The Company may terminate the agreement and Mr. Midland’s employment upon at least three months’ prior written notice. If Mr. Midland’s employment is terminated by the Company without cause, Mr. Midland shall be entitled to receive, in addition to any accrued benefit rights and subject to execution of a standard release of claims in favor of the Company, a payment equal to six months of current base salary, or if Mr. Midland terminates employment for good reason, Mr. Midland shall be entitled to receive, in addition to any accrued benefit rights and subject to execution of a standard release of claims in favor of the Company, a payment equal to three months of current base salary.

Employment Agreement with Dr. Manfred Mueller

On June 8, 2006, through its wholly-owned subsidiary, SCM Microsystems GmbH, the Company entered into an amended employment agreement with Dr. Manfred Mueller, currently an Executive Vice President and CEO of the SCM Microsystems business. Under the agreement, Dr. Mueller is paid an annual base salary of €200,000 and is eligible to participate in the Company’s bonus program for executive officers. Either Dr. Mueller or Identive may terminate the agreement and Dr. Mueller’s employment with the Company upon at least six months’ prior written notice. Additionally, should Dr. Mueller be terminated without having caused the Company to give such notice as a result of severe and avoidable misconduct, he is also entitled to receive a severance payment at the time of termination equal to 12 months of his then-current base salary and target bonus of 40% of his then-current annual base salary, payable in a lump sum by SCM Microsystems GmbH.

On February 28, 2010, the Company and SCM Microsystems GmbH into a termination agreement with Dr. Mueller that terminated his previous employment agreements, and under which Dr. Mueller was paid a one-time break-up fee of €50,000. Concurrent with the termination agreement, Identive entered into a new employment agreement with Dr, Mueller, under which he will continue to serve as an Executive Vice President of the Company and Chief Executive Officer of the SCM Microsystems business unit, receive an annual base salary of €150,000, and is eligible to participate in the Company’s bonus program for executive officers. The term of Dr. Mueller’s new employment agreement is 24 months, beginning April 1, 2010, and the agreement is renewable for an additional 24 months at the consent of both parties. Either Dr. Mueller or the Company may terminate the new employment agreement at any time without cause by giving the other party 12 months’ prior written notice. From the time of such notice to the end of the 12-month notice period, Dr. Mueller would continue to receive his then-current fixed salary and any bonus payments. Following any termination, Dr. Mueller is subject to a 12-month non-solicitation provision.

Employment Agreement with Joseph Tassone

On February 22, 2010, Identive entered into an employment agreement with Joseph Tassone, who became the Company’s Executive Vice President for Technology and Product Management on January 19, 2010 following the Company’s acquisition of Bluehill ID. Under the agreement, Mr. Tassone is paid an annual base salary of $168,000 and he is eligible to participate in the Company’s bonus program for executive officers. The agreement may be terminated by the Company at any time without cause with six months’ prior written notice, during which notice period Mr. Tassone is entitled to receive his monthly fixed salary and any bonus payments. Additionally, following any termination, Mr. Tassone is subject to a three-year non-solicitation provision. In February 2011, Mr. Tassone’s annual base salary was increased to $200,000.

Termination Agreement with Felix Marx

On March 1, 2010, the Company and SCM Microsystems GmbH entered into a termination agreement with Mr. Marx that terminated his previous employment agreements, and under which Mr. Marx resigned from his position as Chief Executive Officer and was paid a one-time break-up fee of €80,000. Concurrent with the termination agreement, we entered into a new employment agreement with Mr. Marx, under which he became Chief Operating Officer of the Company. The term of Mr. Marx’s employment agreement is 24 months and the agreement is renewable for an additional 24 months at the consent of both parties. Either Mr. Marx or the Company may terminate the new employment agreement at any time without cause by giving the other party 12 months’ prior written notice. From the time of such notice to the end of the 12-month notice period, Mr. Marx would continue to receive his then-current fixed salary and any bonus payments. In August 2010, this employment agreement was amended to provide for a change in title and role for Mr. Marx, to Executive Vice President Transponders & Semiconductors, responsible for directing the growth and management of the Company’s TagStar Systems and ACiG Technology businesses. In addition, Mr. Marx was appointed as CEO of ACiG Technology.

On December 7, 2010, we entered into a termination agreement with Felix Marx, who resigned from his positions as a director of the Company, as Executive Vice President, Transponders & Semiconductors, and as CEO of the Company’s ACiG Technology business on December 7, 2010, effective December 31, 2010. In accordance with the terms of his termination agreement, Mr. Marx received a lump sum gross payment of €250,000, in full and final settlement of any and all amounts due to Mr. Marx under the provisions of his Employment Agreement and relating to the previously-approved grant of 180,000 shares of the Company’s common stock under the Company’s 2010 Bonus and Incentive Plan in recognition of Mr. Marx’s efforts in connection with the consummation of the acquisition of Bluehill ID. Such grant previously had been deferred at the request of Mr. Marx. In addition, we entered into a consultancy arrangement with Mr. Marx following for a minimum of four months at a rate of €25,000 per month.

Contractual Arrangements Regarding Termination Payments

The information below describes certain compensation that would have become payable under contractual arrangements assuming a termination of employment occurred on December 31, 2010, based upon the Named Executive Officers’ compensation and service levels as of such date. All unexercised, vested stock options expire ninety days from the date of termination.

If Mr. Ashour had been terminated by the Company for any reason other than for severe and avoidable misconduct, as of December 31, 2010, under his employment agreement, he would have been entitled to receive a 24-month release period payment of CHF 600,000 and other compensation of CHF 110,921 related to benefit expenses, or approximately $674,967, based on the average exchange rate for December 2010 of one dollar being equal to 0.98403 Swiss francs. In addition, he also would have received any bonus payments to which he was entitled.

If Mr. Denton-Thompson had been terminated by the Company for any reason other than for severe and avoidable misconduct, as of December 31, 2010, under his employment agreement, he would have been entitled to receive a six-month release payment of €75,000, or approximately $102,675, based on the average exchange rate for December 2010 of one dollar being equal to 0.73046 euros. In addition, he also would have received any bonus payments to which he was entitled.

If Mr. Midland had been terminated by the Company for any reason other than severe and avoidable misconduct as of December 31, 2010, he would have been entitled to receive a six-month release payment of $105,000 and payment for any accrued benefits. If Mr. Midland had terminated his employment with the Company for good reason as of December 31, 2010, he would have been entitled to receive a three-month release payment of $52,500 and payment for any accrued benefits. In addition, he also would have received any bonus payments to which he was entitled.

If Dr. Mueller had been terminated by the Company for any reason other than severe and avoidable misconduct as of December 31, 2010, he would have been entitled to receive a 12-month release period payment of €150,000, or approximately $205,350, and any bonus payments to which he was entitled. Figures in dollars are based on the average exchange rate for December 2010 of one dollar being equal to 0.73046 euros. In addition, he also would have received any bonus payments to which he was entitled.

If Mr. Tassone had been terminated by the Company for any reason other than severe and avoidable misconduct as of December 31, 2010, he would have been entitled to receive a six-month release period payment of $84,000 and any bonus payments to which he was entitled. In addition, he also would have received any bonus payments to which he was entitled.

Certain Identive Relationships and Related Transactions

Related Party Transaction Policy

The Audit Committee of Identive’s Board of Directors, among its other duties and responsibilities, reviews and monitors all related party transactions and in November 2008 adopted changes to Identive’s “Related Party Transaction Policies and Procedures” (the “Policy”). Under the Policy, Identive’s Board of Directors is required to review and approve the material terms of all “Interested Transactions” involving a related party (including directors, director nominees, executive officers, greater-than-5% beneficial owners, and their respective immediate family members), subject to certain exceptions. An “Interested Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $100,000 per year or $30,000 in any quarter, (2) the Company is a participant and (3) any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). In determining whether to approve or ratify an Interested Transaction, our Board of Directors is required to take into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Exceptions to the Policy include Interested Transactions for which standing pre-approval has been authorized, such as the hiring of executive officers and the payment of compensation to directors, where such compensation is required to be disclosed in the Company’s annual, quarterly or current filings; transactions involving competitive bids; and regulated transactions, such as for the rendering of regulated services, for example with a public utility. At least annually, a summary of new transactions covered by the standing pre-approvals described above is provided to the Audit Committee for its review.

To ensure the Policy is being followed, Identive requires each of its non-employee directors and each of its executive officers to provide and update information about related party relationships and related party transactions on a quarterly and annual basis. This information is reviewed by Identive’s Corporate Accounting personnel, which also reviews its sales and purchasing transactions on an ongoing basis to identify any transactions with known related parties.

Identive’s Related Party Transaction Policy is in writing and has been communicated by management to its employees.

Related Party Transactions

November 2010 Financing. In November 2010, Identive completed the private placement of an aggregate of 4,097,626 shares of its common stock at a price per share of $2.525 and warrants to purchase an additional 4,097,626 shares of its common stock at an exercise price of $2.65. Certain affiliates of the Company participated in the private placement on the same terms and conditions as the other investors in the private placement. Mr. Ashour, Chairman and Chief Executive Officer of the Company, invested $252,500 for 100,000 shares and 100,000 warrants, Mr. Wenzel, a director of the Company, invested $160,000 for 63,366 shares and 63,366 warrants, and Lincoln Vale European Partners Master Fund, L.P., a current stockholder of the Company with whom Dr. Hans Liebler, a director of the Company, is affiliated, invested $100,000 for 39,604 shares and 39,604 warrants.

Loan Conversion. In May 2010, upon recommendation of the Audit Committee, the Company’s Board of Directors approved a loan conversion agreement between Bluehill ID AG, a subsidiary of the Company, and Mountain Partners AG (“Mountain Partners”). Mountain Partners, through an affiliate, provided a loan to Bluehill in August 2008, of which approximately EUR 235,000 remained outstanding as of the date of conversion. Under the agreement, Mountain Partners agreed to accept 180,769 shares of common stock as payment in full for the outstanding balance.

Acquisition of Bluehill ID AG. In January 2010, Identive completed the acquisition of Bluehill ID, a stock corporation incorporated in Switzerland (the “Acquisition”). Under the terms of the Acquisition, Identive offered to acquire all the outstanding shares of Bluehill ID in exchange for shares of its common stock, so that for each share of Bluehill ID tendered, Identive issued 0.52 shares of its common stock. The Acquisition was unanimously approved by Identive’s Board of Directors on September 20, 2009 and approved by Identive’s stockholders on December 18, 2009. The following describes the interests in the Acquisition of certain of Identive’s current directors and executive officers, and of beneficial owners of 5% or more of Identive’s common stock prior to the Acquisition.

Prior to the Acquisition, Ayman S. Ashour, Identive’s current Chairman of the Board and Chief Executive Officer, was deemed to be the beneficial owner of approximately 5.2% of Identive’s outstanding common stock. Mr. Ashour’s holdings in Identive prior to the Acquisition consisted of shares held directly by him and shares held by Bluehill ID, of which Mr. Ashour was the Chairman and Chief Executive Officer. Mr. Ashour was deemed to be the beneficial owner of approximately 24.1% of the outstanding shares of Bluehill ID prior to the Acquisition, which included shares held directly by Mr. Ashour and shares and an option held by BH Capital Management AG (“BH Capital Management”), a company controlled and owned by Mr. Ashour and Mountain Partners. Mr. Daniel S. Wenzel, a member of the board of directors of Mountain Partners, became a member of Identive’s Board of Directors following the Acquisition. As a result of the Acquisition, Mr. Ashour increased his beneficial ownership of Identive’s common stock. Based on the closing price of Identive’s common stock as reported on the NASDAQ Capital Market on January 4, 2010, the date the Acquisition was completed, the approximate value of the shares of Identive’s common stock received directly by Mr. Ashour (208,000 shares) and the shares and option he is deemed to indirectly beneficially own through BH Capital Management (4,039,343 shares) was $9,598,995.

Prior to the Acquisition, Lincoln Vale European Partners Master Fund, LP (“Lincoln Vale”) was the beneficial owner of approximately 6.1% of Identive’s outstanding common stock and a holder of approximately 9.8% of the outstanding shares of Bluehill ID. As a result of the Acquisition, Lincoln Vale tendered its shares of Bluehill ID and received an additional 1,616,547 shares of Identive’s common stock, thereby increasing its beneficial ownership in Identive’s common stock. The additional shares acquired by Lincoln Vale in the Acquisition had a value of approximately $3,653,396 (based on the closing price of Identive’s common stock as reported on the NASDAQ Capital Market on January 4, 2010). One of Identive’s directors, Dr. Hans Liebler, is a founder and member of the investment committee of Lincoln Vale.

Joseph Tassone, Identive’s current Executive Vice President of Technology and Product Management, was a shareholder of Bluehill ID prior to the Acquisition. As a result of his tender of Bluehill ID shares in the Acquisition, Mr. Tassone received 43,680 shares of Identive’s common stock, valued at approximately $98,717 (based on the closing price of our Common Stock as reported on the NASDAQ Capital Market on January 4, 2010). In March 2010 he also received 104,679 shares of common stock of Identive in exchange for 201,306 bearer shares in Bluehill ID, valued at approximately $236,575 (based on the closing price of our common stock as reported on the NASDAQ Capital Market on March 23, 2010, the date the converted bearer shares were distributed to Mr. Tassone).

In addition, Melvin Denton-Thompson, Identive’s current Chief Financial Officer, was a shareholder of Bluehill ID prior to the Acquisition. As a result of his tender of Bluehill ID shares in the Acquisition, Mr. Denton-Thompson received 66,596 shares of Identive’s common stock, valued at approximately $150,507 (based on the closing price of our common stock as reported on the NASDAQ Capital Market on January 4, 2010).

Hirsch / Secure Keyboards Settlement Agreement. As previously disclosed, on April 8, 2009, Identive entered into a settlement agreement (the “2009 Settlement Agreement”) with Secure Keyboards, Ltd. (“Secure Keyboards”), Secure Networks, Ltd. (“Secure Networks”), each of the respective general partners of Secure Keyboards and Secure Networks, which included Mr. Midland, currently one of our directors and an Executive Vice President of Identive, and Hirsch Electronics Corporation (the predecessor to Hirsch Electronics LLC, a wholly owned subsidiary of Identive). Mr. Midland holds a 29.93% interest in Secure Keyboards, and a 6.59% interest in Secure Networks. Under the settlement agreement, the parties resolved the disputes that had arisen between them relating to the merger between Hirsch and Identive, and a previous settlement agreement entered into among Hirsch, Secure Keyboards and Secure Networks. The settlement agreement provides that Hirsch make an annual payment to Secure Keyboards and Secure Networks of $986,000 for 2009, and subsequent installment payments, adjusted for changes in the consumer price index, to be made in future periods through 2020. Identive has provided a limited guarantee of Hirsch’s payment obligations. Hirsch’s payment obligations under the settlement agreement will continue until December 31, 2020, unless Hirsch earlier elects to satisfy its obligations by making a lump-sum payment to Secure Keyboards. If Hirsch does not elect to earlier repay its obligations to Secure Keyboards, the aggregate amount of payments to be made under the settlement agreement from 2011 through 2020 is approximately $8.7 million.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information with respect to the beneficial ownership of shares of our common stock as of March 16, 2011 by (i) each current director and Named Executive Officer, (ii) each person or group who is known to management to be the beneficial owner of more than 5% of our voting securities outstanding as of March 16, 2011, and (iii) all of our directors and executive officers, as a group.

Unless otherwise indicated in the footnotes to this table and subject to applicable community property laws, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

As of March 16, 2011, there were 47,900,501 shares of our common stock issued and outstanding, excluding 618,400 held in treasury. Shares of our common stock subject to options and warrants that are currently exercisable or are exercisable within 60 days of March 16, 2011 are treated as outstanding and beneficially owned by the person holding them for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of beneficial ownership of any other shareholder.

Unless specified below, the mailing address for each individual, officer or director is c/o Identive Group, Inc., 1900-B Carnegie Avenue, Santa Ana, CA 92705.

Name of Beneficial Owner	Number of Shares	Approximate Percentage

Mountain Partners AG (1) Dufourstrasse 121 St. Gallen, Switzerland CH-9001	8,260,065	16.9%

BH Capital Management AG (2) Etzelblickstrasse 1 Schindellegi, Switzerland CH-8834	4,039,343	8.1%

Lincoln Vale European Partners Master Fund, LP (3) 55 Old Bedford Road Lincoln, MA 01773	3,258,976	6.8%

Daniel S. Wenzel (4)	9,005,270	18.4%

Ayman S. Ashour (5)	2,715,977	5.5%

Dr. Hans Liebler (6)	3,293,976	6.9%

Lawrence W. Midland (7)	1,488,528	3.1%

Joseph Tassone (8)	432,300	*

Manfred Mueller (9)	274,598	*

Melvin Denton-Thompson (10)	276,452	*

Steven Humphreys (11)	98,383	*

Simon Turner (12)	54,033	*

All directors and executive officers as a group (10 persons)(13)	17,760,752	36.9%

(1)	Includes 1,021,863 shares and options to purchase 1,038,202 shares held by BH Capital Management.
(2)	Includes options to purchase 2,035,691 shares. Mountain Partners has voting and investment control over 51% of the shares held by BH Capital Management, and Mr. Ashour has voting and investment control over 49% of the shares held by BH Capital Management.
(3)	Includes warrants to purchase 39,604 shares.

(4)	Includes (i) 6,200,000 shares held by Mountain Partners AG, (ii) 1,021,863 shares and options to purchase 1,038,202 shares held by BH Capital Management AG, (iii) 403,563 shares and 99,010 warrants to purchase shares held by Rosenberg Ventures AG, (iv) options to purchase 10,000 shares, and (v) warrants to purchase 63,366 shares. Because of his position as a director of each of Mountain Partners AG and Rosenberg Ventures, Mr. Wenzel may be deemed to beneficially own the shares held by these entities. Mr. Wenzel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(5)	Includes (i) 981,790 shares and options to purchase 997,488 shares held by BH Capital Management, and (ii) options to purchase 57,534 shares, and (iii) warrants to purchase 100,000 shares. Mr. Ashour also holds warrants to purchase 9,923 shares and an affiliate of Mr. Ashour, Newton International Management, LLC, holds warrants to purchase 9,923 shares, of which Mr. Ashour may be deemed to be a beneficial owner. Because these warrants are not exercisable until April 30, 2012, they are not reflected in the table above.
(6)	Includes (i) 3,219,372 shares and warrants to purchase 39,604 shares held by Lincoln Vale European Partners Master Fund, LP (“Lincoln Vale”) and (ii) options to purchase 15,000 shares. Dr. Liebler has is a founder and member of the investment committee of Lincoln Vale and has voting and investment control over the shares held by Lincoln Vale. Because of his position with Lincoln Vale, Mr. Liebler may be deemed to beneficially own the shares held by Lincoln Vale. Mr. Liebler disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(7)	Includes (i) options to purchase 64,333 shares, (ii) 1,325,923 shares held by the Midland Family Trust Est. Jan 29, 2002, (iii) 5,200 shares held by Mr. Midland as custodian for Ashley Marie Midland, (iv) 6,000 shares held as custodian for Alison Midland, (v) 4,000 shares held as custodian for Taylor Ann Midland and (vi) 2,800 shares of Identive Common Stock held as custodian for Madison Kathleen Midland. Mr. Midland also beneficially owns warrants to purchase 628,800 shares which are not exercisable until April 30, 2012, and are not included in the table above.
(8)	Includes warrants to purchase 39,604 shares and options to purchase 33,600 shares.
(9)	Includes options to purchase 151,811 shares.
(10)	Includes options to purchase 39,754 shares.
(11)	Includes options to purchase 46,604 shares.
(12)	Includes options to purchase 48,333 shares.
(13)	Includes in the aggregate (i) options to purchase 2,536,221 shares and (ii) warrants to purchase 248,515 shares.

DESCRIPTION OF OUR CAPITAL STOCK

The following summary of certain provisions of our common stock does not purport to be complete. You should refer to our fourth amended and restated certificate of incorporation, as amended, and our amended and restated by-laws, both of which are included as exhibits to the registration statement we have filed with the SEC in connection with this offering. The summary below is also qualified by provisions of applicable law.

Common Stock

We are authorized to issue up to 110,000,000 shares of common stock. On March 16, 2011, we had 48,518,901 shares of common stock outstanding, including 618,400 held in treasury, and approximately 2,000 stockholders of record. Except as otherwise provided in any resolution providing for the issue of any series of preferred stock, holders of our common stock have exclusive voting rights for the election of directors and for all other purposes. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Neither our fourth amended and restated certificate of incorporation, as amended, nor our amended and restated by-laws authorize cumulative voting. The holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends, subject to the rights of any series of preferred stock. In the event of a liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of the preferential amounts, if any, to which the holders of our preferred stock, if any, are entitled. Our common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All of our outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, 40,000 of which have been designated as Series A Participating Preferred Stock, par value $0.001 per share. As of the date of this prospectus, no shares of our preferred stock, including the Series A Participating Preferred Stock, were outstanding. Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management as discussed below. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock.

The following summary of certain provisions of our Series A Participating Preferred Stock does not purport to be complete. You should refer to our fourth amended and restated certificate of incorporation, as amended, the Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock, and our amended and restated by-laws, each of which are included as exhibits to the registration statement we have filed with the SEC in connection with this offering. The summary below is also qualified by provisions of applicable law.

General Terms of our Series A Participating Preferred Stock

On November 8, 2002, our board of directors declared a dividend of one Preferred Share Purchase Right (each, a “Right” and collectively, the “Rights”) to purchase one one-thousandth of a share of our Series A Participating Preferred Stock (“Series A Preferred”) for each outstanding share of common stock. The dividend was payable on November 25, 2002 to stockholders of record as of the close of business on that date. Certificates representing shares of common stock issued after the record date contain a notation incorporating the rights agreement by reference. The terms of the Rights are governed by a Preferred Stock Rights Agreement, dated as of November 8, 2002, as amended from time to time, between the Company and American Stock Transfer & Trust, LLC, as most fully discussed below under “Anti-Takeover Provisions — Preferred Stock Rights Agreement.” The rights only become exercisable if a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more (or 19.99% or more for certain designated holders) of the shares of common stock then outstanding, or announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more (or 19.99% or more for certain designated holders) of the Company’s common stock then outstanding.

Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one share of common stock. Each share of Series A Preferred is entitled to 1,000 votes on all matters submitted to a vote of our stockholders. Holders of Series A Preferred vote together with holders of our common stock as one class. The Series A Preferred are not redeemable and rank junior to all other series of the Company’s Preferred Stock as to payment of dividends and distribution of assets.

Our Board of Directors

Our board of directors currently has seven (7) members. Our fourth amended and restated certificate of incorporation, as amended, and our amended and restated by-laws provide that the number of directors shall be fixed from time to time by resolution adopted by the vote of a majority of the directors then in office. Our fourth amended and restated certificate of incorporation, as amended, provides that the board of directors shall be divided into three nearly equal classes, with each class’s term expiring on a staggered basis. Vacancies and newly created directorships may be filled by a majority of the directors then in office, though less than a quorum. Directors may be removed only for cause by the affirmative vote of at least a majority of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, cast at a meeting of the stockholders called for that purpose.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Trading Markets

Our common stock is listed on The NASDAQ Global Market under the symbol “INVE” and on the Frankfurt Stock Exchange under the symbol “INV.”

Certain Provisions of our Charter Documents and Delaware Law

Anti-Takeover Provisions of our Delaware Certificate of Incorporation and By-laws

In addition to the board of directors’ ability to issue shares of preferred stock, our fourth amended and restated certificate of incorporation, as amended, and our amended and restated by-laws contain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our Company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors as discussed above, elimination of stockholder action by written consents, advance notice procedures for stockholder proposals and supermajority vote requirements for business combinations.

Classified Board; Limitation on Ability of Stockholders to Remove Directors. Under the Delaware General Corporation Law, unless the certificate of incorporation otherwise provides, directors serving on a classified board can only be removed by the stockholders for cause. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions. In addition, our fourth amended and restated certificate of incorporation, as amended, provides that our stockholders may only remove a director from office for cause.

Elimination of Stockholder Action Through Written Consent. Our fourth amended and restated certificate of incorporation, as amended, provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Advanced Notice Procedures for Stockholder Proposals. Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our amended and restated by-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our amended and restated by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Business Combinations. Our fourth amended and restated certificate of incorporation, as amended, provide that the affirmative vote of holders of at least 66-2/3% of the total outstanding shares eligible to vote is required in the event of (i) a merger or combination between the company and an entity or person owning, directly or indirectly, 10% of our shares (an “Interested Purchaser”) or (ii) any sale of the company or a sale of all or substantially all of our assets to an Interested Purchaser (a transaction described in (i) or (ii) being a “Transaction”), unless: (a) the Transaction is approved by two-thirds of the members of the Board of Directors; or (b) as a result of the Transaction, all holders of then-outstanding share (other than the Interested Purchaser) receive cash in an amount at least equal to the greatest of (x) the highest price paid by the Interested Purchaser for any shares during the offer, (y) an amount reflecting the same or a greater percentage relationship to the then market price of the company’s stock as the highest price per share paid by the Interested Purchaser during the tender offer bears to the market price of the stock immediately prior to the commencement of the tender offer, or (z) an amount equal to the earnings per share of the company for the four full consecutive fiscal quarters immediately preceding the proposed Transaction multiplied by the then current price/earnings ratio of the Interested Purchaser.

Preferred Stock Rights Agreement

On November 8, 2002, our board of directors declared a dividend of one Preferred Share Purchase Right (each, a “Right” and collectively, the “Rights”) to purchase one one-thousandth of a share of our Series A Participating Preferred Stock (“Series A Preferred”) for each outstanding share of Common Stock. The dividend was payable on November 25, 2002 (the “Record Date”) to stockholders of record as of the close of business on that date. Prior to the distribution date, the Rights will be evidenced by and trade with the certificates for the common stock. After the distribution date, each Right will entitle the holder to purchase for $30.00 a fraction of a share of the Company’s Preferred Stock with economic terms similar to that of one share of the Company’s common stock. The terms of the Rights are governed by a Preferred Stock Rights Agreement, dated as of November 8, 2002, as amended on December 10, 2008, November 16, 2009, and November 15, 2010, between the Company and American Stock Transfer & Trust, LLC (the “Rights Agreement”). The Rights will expire on the earlier to occur of (i) November 25, 2012, or (ii) redemption or exchange of the Rights. The rights only become exercisable if a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more (or 19.99% or more for certain designated holders) of the shares of common stock then outstanding, or announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more (or 19.99% or more for certain designated holders) of the Company’s common stock then outstanding.

The Rights approved by our board of directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the board of directors. Takeover attempts frequently include coercive tactics to deprive our board of directors and our stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by our board of directors in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater (or 19.99% or greater for certain designated holders) position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. We believe that these tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right generally on or prior to the fifth day after public announcement that a Person has acquired beneficial ownership of 15% or more (or 19.99% or more for certain designated holders) of the Company’s common stock. Accordingly, the Rights should not interfere with any merger or business combination approved by the board of directors.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the board of directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company’s shares are presently traded. The Company’s board of directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

The foregoing is a summary of certain principal terms of the Rights Agreement only and is qualified in its entirety by reference to the Rights Agreement, as amended. A copy of the Rights Agreement and the amendments thereto are attached as exhibits to this registration statement and are incorporated herein by reference.

Provisions of Delaware Law Governing Business Combinations

We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any “business combination” transactions with any “interested stockholder” for a period of three years after the date on which the person became an “interested stockholder,” unless:

•	prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the “interested stockholder” obtaining such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the “interested stockholder”) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

Our fourth amended and restated certificate of incorporation, as amended, limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with all of our current directors and expect to enter into a similar agreement with any new directors.

SELLING STOCKHOLDERS

On November 14, 2010, we entered into Subscription Agreements (together, the “Subscription Agreement”) with accredited and other qualified investors, including certain of our directors, officers, managers and affiliates, in connection with the private placement of an aggregate of 4,097,626 shares of our common stock and warrants to purchase an additional 4,097,626 shares of our common stock for aggregate gross proceeds of approximately $10.3 million. The private placement closed on November 22-25, 2010. The warrants have an exercise price of $2.65 per share, are immediately exercisable and expire on the fifth anniversary of the date of issuance. The number of shares issuable upon exercise of the warrants is subject to adjustment for any stock dividends, stock splits or distributions by the Company, or upon any merger or consolidation or sale of assets of the Company, tender or exchange offer for the Company’s common stock, or a reclassification of the Company’s common stock. In connection with the private placement, we agreed to file within 30 days of the closing a registration statement with the Securities and Exchange Commission covering the resale or other disposition of shares of common stock and the shares of common stock issuable upon exercise of the warrants issued under the Subscription Agreement. We agreed to use our best efforts to have this registration statement declared effective as soon as practicable after filing, and to keep it effective for 24 months.

The following table sets forth the name of each selling stockholder, the number of shares of common stock beneficially owned by each selling stockholder as of March 16, 2011, the number of shares of common stock that each selling stockholder may offer and sell pursuant to this prospectus, and the number of shares of common stock to be beneficially owned by each selling stockholder after completion of the offering. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the selling stockholders have voting and investment power. Percentage of beneficial ownership is based upon 47,900,501 shares of common stock outstanding on March 16, 2011, excluding 618,400 held in treasury. As to each person or entity named as beneficial owners, that person’s or entity’s percentage ownership is determined based on the assumption that any warrants or convertible securities held by such person or entity which are exercisable or convertible within 60 days of March 16, 2011 have been exercised or converted, as the case may be.

Except as may be otherwise described below, to the best of our knowledge, the each selling stockholder beneficially owns and has sole voting and investment authority as to all of the shares set forth opposite his, her or its name, none of the selling stockholders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer, and none of the selling stockholders has not held any position or office, or has had any material relationship with us or any of our affiliates within the past three years. Each of the selling stockholders has acquired his, her or its shares solely for investment and not with a view to or for resale or distribution of such securities. The information with respect to beneficial ownership of common stock held by each selling stockholder is based upon information supplied or confirmed by such selling stockholder. For purposes of presentation, we have assumed that the selling stockholders will sell all shares offered hereby, including the shares issuable upon the exercise of warrants.

	Beneficial Ownership Prior to this Offering		Shares to be Sold in this Offering	Beneficial Ownership After this Offering
Name of Selling Stockholder	Number	Percentage		Number	Percentage
Ayman S. Ashour (1)	2,715,977	5.5%	200,000	2,515,977	5.1%
Austin Parents Kooh, Mr. Scott Douglas Austin & Mrs. Suzanne Louise Austin (2)	7,920	*	7,920	—	—
Bernd Dietel (3)	1,584,158	3.3%	1,584,158	—	—
Catagonia Capital GmbH (4)	79,208	*	79,208	—	—
Christian Glinz (5)	11,600	*	3,960	—	—
Christine Schmitz-Riol (6)	31,684	*	31,684	—	—
Cleantech Invest AG (7)	792,080	1.6%	792,080	—	—
Clemens Reif (8)	190,100	*	190,100	—	—
Dr. Cornelius Boersch (9)	8,735,313	17.9%	475,248	8,260,065	16.9%
Daniel Wenzel (10)	9,005,270	18.4%	126,732	8,878,538	18.1%
Darien Holding & Finance SA (11)	39,604	*	39,604	—	—
Donner & Reuschel AG (12)	396,040	*	396,040	—	—
European Invest AG (13)	79,208	*	79,208	—	—
Felix Janssen (14)	7,920	*	7,920	—	—
Friedrich Baldinger (15)	237,624	*	237,624	—	—
Guggenheim & Partner Ltd. (16)	20,594	*	20,594	—	—
Dr. Hellmut Kirchner (17)	118,812	*	118,812	—	—
John Piccininni (18)	35,689	*	4,752	30,937	*
John S. Rogers (19)	121,235	*	11,882	109,353	*
Joseph Tassone (20)	432,300	*	79,208	353,092	*
Juerg Stuecki (21)	79,208	*	79,208	—	—
Lincoln Vale European Partners Master Fund, L.P. (22)	3,258,976	6.8%	79,208	3,179,768	6.6%
Manfred Ferber (23)	79,208	*	79,208	—	—
Markus Vollstedt (24)	79,208	*	79,208	—	—
Dr. Max Roessler (25)	118,812	*	118,812	—	—
Mohamed Ramez Atwani (26)	396,040	*	396,040	—	—
Navigator Equity Solutions SE (27)	198,020	*	198,020	—	—
Prime One AGmvK (28)	237,624	*	237,624	—	—
Ralph Heck (29)	633,664	1.3%	633,664	—	—
RFID Opportunities AG (30)	910,892	1.9%	910,892	—	—
Rosenberg Venture AG (31)	198,020	*	198,020	—	—
Ross Head (32)	5,544	*	5,544	—	—
Sandro DeLuca (33)	11,882	*	11,882	—	—
Theodore Pruemm (34)	79,208	*	79,208	—	—
Tinburg Corp. (35)	79,208	*	79,208	—	—
Udo Schaeberle (36)	495,248	1.0%	475,248	20,000	*
Werner Vogt (37)	544,738	1.1%	7,920	536,818	1.1%
Zivney Family Trust, Robert C. Zivney Jr. & Marjorie J. Zivney, Trustees, dtd 01/10/2008 (38)	96,576	*	39,604	56,972	*

*	Less than 1%.
(1)	Includes (i) 981,790 shares and 997,489 options to purchase shares held indirectly through BH Capital Management (ii) options to purchase 57,534 shares, and (iii) 100,000 shares issuable upon exercise of a warrant.
(2)	Includes 3,960 shares issuable upon exercise of a warrant. As discussed below under “Certain Material Relationships,” Mr. Austin is an employee of a subsidiary of Identive.
(3)	Includes 792,079 shares issuable upon exercise of a warrant.
(4)	Includes 39,604 shares issuable upon exercise of a warrant. Dr. Ralph Eric Kunz has voting and investment power over the shares held by this selling stockholder.
(5)	Includes 1,980 shares issuable upon exercise of a warrant. As discussed below under “Certain Material Relationships,” Mr. Glinz is an employee of a subsidiary of Identive.
(6)	Includes 15,842 shares issuable upon exercise of a warrant.
(7)	Includes 396,040 shares issuable upon exercise of a warrant. The board of the selling stockholder makes investment decisions on behalf of the selling stockholder by majority vote.
(8)	Includes 95,050 shares issuable upon exercise of a warrant.
(9)	Includes (i) 6,200,000 shares held by Mountain Partners, (ii) 1,021,863 shares held indirectly by Mountain Partners through BH Capital Management, (iii) options to purchase 1,038,202 shares held indirectly by Mountain Partners through BH Capital Management, and (iv) 237,624 shares issuable upon exercise of a warrant. The shares and options held by Mountain Partners may be deemed to be beneficially owned by Dr. Boersch, a director of Mountain Partners. Dr. Boersch disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of the shares for purposes of Section 16 of the Exchange Act or for any other purpose. As discussed below under “Certain Material Relationships,” Dr. Boersch previously served as a director of Identive.
(10)

Includes (i) 6,200,000 shares held by Mountain Partners, (ii) 1,021,863 shares held indirectly by Mountain Partners through BH Capital Management, (iii) 403,563 shares and warrants to purchase 99,010 shares held by Rosenberg Venture AG, (iv) options to purchase 10,000 shares, (v) options to purchase 1,038,202 shares held indirectly by Mountain Partners through BH Capital Management, and (vi) 63,366 shares issuable upon exercise of a warrant. The shares and options held by Mountain Partners and Rosenberg Venture AG may be deemed to be beneficially owned by Mr. Wenzel, who serves as a director of Mountain Partners and Rosenberg Venture AG. Mr. Wenzel disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of the shares for purposes of Section 16 of the Exchange Act or for any other purpose. As discussed below under “Certain Material Relationships,” Mr. Wenzel is a director of Identive and serves as a member of the audit, compensation and nominating committees.

(11)	Includes 19,802 shares issuable upon exercise of a warrant. Mr. Hans U. Howald has voting and investment power over the shares held by this selling stockholder.
(12)	Includes 198,020 shares issuable upon exercise of a warrant. Mr. Holger Leifeld has voting and investment power over the shares held by this selling stockholder.
(13)	Includes 39,604 shares issuable upon exercise of a warrant. Mr. Jurgen Habichler has voting and investment power over the shares held by this selling stockholder.
(14)	Includes 3,960 shares issuable upon exercise of a warrant.
(15)	Includes 118,812 shares issuable upon exercise of a warrant.
(16)	Includes 10,297 shares issuable upon exercise of a warrant. Mr. Oliver Guggenheim has voting and investment power over the shares held by this selling stockholder.
(17)	Includes 59,406 shares issuable upon exercise of a warrant.
(18)	Includes (i) 2,376 shares issuable upon exercise of a warrant and (ii) 10,937 shares issuable upon exercise of an outstanding stock option. As discussed below under “Certain Material Relationships,” Mr. Piccininni is an employee of a subsidiary of Identive.
(19)	Includes 5,941 shares issuable upon exercise of a warrant and options to purchase 33,562 shares. As discussed below under “Certain Material Relationships,” Mr. Rogers is an Executive Vice President of Identive.
(20)	Includes 39,604 shares issuable upon exercise of a warrant and options to purchase 33,600 shares. As discussed below under “Certain Material Relationships,” Mr. Tassone is an Executive Vice President of Identive.
(21)	Includes 39,604 shares issuable upon exercise of a warrant.
(22)	Includes 39,604 shares issuable upon exercise of a warrant. As discussed below under “Certain Material Relationships,” Dr. Hans Liebler, a director of Identive, is associated with this selling stockholder. Dr. Liebler has voting and investment power with respect to such shares. Dr. Liebler disclaims beneficial ownership of such shares.
(23)	Includes 39,604 shares issuable upon exercise of a warrant.
(24)	Includes 39,604 shares issuable upon exercise of a warrant.
(25)	Includes 59,406 shares issuable upon exercise of a warrant.
(26)	Includes 198,020 shares issuable upon exercise of a warrant.
(27)	Includes 99,010 shares issuable upon exercise of a warrant. Each of Messrs. Michael Hasenstab, Robert Kaess and Florian Pfingsten has voting and investment power over the shares held by this selling stockholder.
(28)	Includes 118,812 shares issuable upon exercise of a warrant. Mr. Robert Schimanko has voting and investment power over the shares held by this selling stockholder.
(29)	Includes 316,832 shares issuable upon exercise of a warrant.
(30)	Includes 396,040 and 59,406 shares issuable upon exercise of warrants. Messrs. Stefan Peller and Markus Huber share voting and investment power over the shares held by this selling stockholder.
(31)	Includes 99,010 shares issuable upon exercise of a warrant. Mr. Daniel Wenzel has voting and investment power over the shares held by this selling stockholder.
(32)	Includes 2,772 shares issuable upon exercise of a warrant. As discussed below under “Certain Material Relationships,” Mr. Head is an employee of a subsidiary of Identive.
(33)	Includes 5,941 shares issuable upon exercise of a warrant.
(34)	Includes 39,604 shares issuable upon exercise of a warrant.
(35)	Includes 39,604 shares issuable upon exercise of a warrant. Mr. Hans U. Howald has voting and investment power over the shares held by this selling stockholder.
(36)	Includes 237,624 shares issuable upon exercise of a warrant.
(37)	Includes 3,960 shares issuable upon exercise of a warrant. As discussed below under “Certain Material Relationships,” Mr. Vogt is an employee of a subsidiary of Identive.
(38)	Includes (i) 19,802 shares issuable upon exercise of a warrant and (ii) an aggregate of 24,030 shares issuable upon exercise of outstanding stock options. As discussed below under “Certain Material Relationships,” Mr. Zivney is an employee of a subsidiary of Identive.

Some of the selling stockholders may distribute their shares from time to time to their affiliates who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by it, and upon any such transfer the transferee may have the same right of sale as the selling stockholder. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

Certain Material Relationships

Except as set forth below and except for their participation in the private placement described above, none of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

Mr. Ayman Ashour has been our Chairman of the Board and Chief Executive Officer since January 2010.

Dr. Cornelius Boersch served as a director of Identive from January to February of 2010. Dr. Boersch also serves as director of Mountain Partners AG which beneficially owns approximately 17.0% of Identive’s outstanding stock. Mr. Daniel Wenzel has served as a director of Identive since January 2010. Mr. Wenzel also serves as a director of Mountain Partners AG which beneficially owns approximately 17.0% of Identive’s outstanding stock.

Mr. John Rogers has served as our Executive Vice President of Transition Management and Acquisition Integration since January 2010. Mr. Joseph Tassone has served as our Executive Vice President of Technology & Product Management since February 2010. Messrs. Scott Austin, Christian Glinz, Ross Head, John Piccininni, Werner Vogt, and Robert Zivney are employees of Identive or its subsidiaries.

Mr. Hans Liebler, a director of Identive, is associated with Lincoln Vale European Partners Master Fund, L.P., which beneficially owns approximately 6.9% of Identive’s outstanding stock.

Each of Messrs. Ashour, Wenzel, Boersch, Tassone and Rogers, and Lincoln Vale European Partners Master Fund, L.P. were beneficial owners of Bluehill ID. Under the terms of the acquisition agreement between Identive and Bluehill ID, Identive offered to acquire all the outstanding shares of Bluehill ID in exchange for shares of Identive common stock, so that for each share of Bluehill ID tendered, Identive issued 0.52 shares of Identive common stock. As a result of the acquisition, each of these selling stockholders obtained beneficial ownership of Identive common stock.

PLAN OF DISTRIBUTION

The selling stockholders, and any of their pledgees, donees, transferees or other successors-in-interest, may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sale of the common stock by any selling stockholder, including any donee, pledgee or other transferee who receives common stock from a selling stockholder, may be effected from time to time by selling shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the selling stockholder or may purchase from the selling stockholder all or a portion of the common stock as principal, and sales may be made pursuant to any of the methods described below. These sales may be made on any securities exchange on which our common stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then current market prices or at prices otherwise negotiated.

The common stock may also be sold in one or more of the following transactions:

•

block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by such broker-dealer for its own account;

•

a special offering, an exchange distribution or a secondary distribution in accordance with applicable rules promulgated by the Financial Industry Regulatory Authority Inc., or FINRA (formerly known as the National Association of Security Dealers, Inc., or the NASD) or stock exchange rules;

•	ordinary brokerage transactions and transaction in which a broker-dealer solicits purchasers;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such securities; and

•	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or other compensation from the selling stockholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the common stock for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer will be in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the type of transactions involved. No such broker-dealer will receive compensation in excess of that permitted by the FINRA Conduct Rules.

The distribution of the common stock also may be effected from time to time in one or more underwritten transactions at a fixed price or prices that may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a “best efforts” or a “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the common stock. Underwriters may sell the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

We are not aware of any agreements, understandings or arrangements between any of the selling stockholders and any underwriters or broker-dealers regarding the sale of their common stock, nor are we aware of any underwriter or coordinating broker-dealer acting in connection with the proposed sale of common stock by the selling stockholders pursuant to this prospectus. Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the names of the selling stockholders and of participating broker-dealer(s);

•	the amount of common stock involved;

•	the price at which the common stock is to be sold;

•	the commissions paid or the discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in the prospectus; and

•	other facts material to the transaction.

The selling stockholders and any underwriters, brokers-dealers or agents that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” under the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

From time to time, the selling stockholders may pledge their common stock pursuant to the margin provisions of a customer agreement with their brokers. Upon default by a selling stockholder, the broker may offer and sell such pledged common stock from time to time. Upon a sale of the common stock, the selling stockholders intend to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act that may be required in the event the selling stockholders default under any customer agreement with brokers.

In order to comply with the securities laws of certain states, if applicable, the common stock may be sold only through registered or licensed broker-dealers. We have agreed to pay all expenses incident to the offering and sale of the common stock, other than commissions, discounts and fees of underwriters, broker-dealers or agents. We have agreed to indemnify the selling stockholders against certain losses, claims, damages, actions, liabilities, costs and expenses, including liabilities under the Securities Act.

We or the selling stockholders may have agreements with the participating broker-dealers to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the participating broker-dealers may be required to make.

In connection with an offering, any participating broker-dealer may purchase and sell common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the participating broker-dealer of a greater number of shares than it owns or is required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while an offering is in progress.

The participating broker-dealers also may impose a penalty bid. This occurs when a particular broker-dealer repays to the others a portion of the underwriting discount or other concession received by it because the broker-dealers have repurchased shares sold by or for the account of that broker-dealer in stabilizing or short-covering transactions.

These activities by the participating broker-dealers may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the participating broker-dealers at any time. These transactions may be effected on The NASDAQ Global Market or any other exchange or automated quotation system, if the common stock is listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

MARKET FOR COMMON STOCK; RELATED STOCKHOLDER MATTERS

Our common stock is traded on The NASDAQ Global Market under the symbol “INVE” and on the Frankfurt Stock Exchange under the symbol “INV.” According to data available at March 16, 2011, we estimate we had approximately 10,000 stockholders of record and beneficial stockholders. Not represented in this figure are individual stockholders in Germany whose custodian banks do not release stockholder information to us. The following table sets forth the high and low sales prices of our common stock for the periods indicated as reported by NASDAQ. On March 16, 2011, the closing sale price of our common stock as reported by NASDAQ was $2.49 per share.

	High	Low
Fiscal 2011:
First Quarter (through March 16, 2011)	$3.55	$2.23
Fiscal 2010:
First Quarter	$2.88	$1.97
Second Quarter	$3.20	$2.13
Third Quarter	$2.92	$2.04
Fourth Quarter	$3.00	$2.37

We have never declared or paid cash dividends on our common stock or other securities. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future

LEGAL MATTERS

Certain legal matters in connection with the offering and the validity of the shares of common stock offered by this prospectus will be passed upon for us by Greenberg Traurig, LLP.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Identive Group, Inc. (formerly known as SCM Microsystems, Inc.) incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 have been audited by Deloitte & Touche GmbH, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Bluehill ID AG as of and for the years ended December 31, 2009 and 2008 and related notes incorporated by reference in this prospectus from the Company’s Amendment No. 2 to Current Report on Form 8-K/A, as filed August 6, 2010, have been audited by Ernst & Young Ltd, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Hirsch Electronics Corporation as of and for the years ended November 30, 2008, 2007 and 2006 incorporated by reference in this prospectus from the Company’s Registration Statement on Form S-4 (File No. 333-162618) have been audited by Squar, Milner, Peterson, Miranda & Williamson, LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with these requirements, we are required to file periodic reports and other information with the United States Securities and Exchange Commission (the “SEC”). The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

You may copy and inspect any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. The SEC also maintains an internet website at http://www.sec.gov that contains our filed reports, proxy and information statements, and other information that we file electronically with the SEC. Additionally, we make these filings available, free of charge, on our website at www.Identiveindustries.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus, is not incorporated by reference into this document, and should not be relied upon in connection with making any investment decision with respect to our common stock.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below. The documents we incorporate by reference include:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on March 7, 2011;

•

the audited financial statements of Bluehill ID AG for the years ended December 31, 2009 and 2008 appearing in Exhibit 99.2 of Amendment No. 2 to our Current Report on Form 8-K/A filed with the SEC on August 6, 2010, and our Current Reports on Form 8-K filed with the SEC on March 4, 2011 and March 9, 2011;

•

the audited financial statements as of and for the years ended November 30, 2008, 2007 and 2006 and the unaudited condensed consolidated balance sheets as of February 28, 2009 and November 30, 2008 and the unaudited condensed consolidated statements of operations and statements of cash flows for the three months ended February 28, 2009 and February 29, 2008 of Hirsch Electronics Corporation appearing in pages F-51 through F-84 of Amendment No. 1 to our Registration Statement on Form S-4, filed with the SEC on November 10, 2009 (File No. 333-162618);

•

the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on September 5, 1997 (which incorporates the Registrant’s Description of Capital Stock included in the Registrant’s 424(b)(4) prospectus, File No. 333-29073, as filed with the Commission on October 7, 1997), including any amendment or report filed for the purpose of updating such description through the date of this prospectus; and

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 30, 2010.

Any statement contained in a document that is incorporated by reference in this prospectus will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be made to us at the following address or telephone number: Identive Group, Inc., Attn: Investor Relations, 1900-B Carnegie Avenue, Santa Ana, CA 92705, or by calling (collect) 1-949-250-8888 x106.

PROSPECTUS

8,195,252 Shares of Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The expenses relating to the registration of the securities registered hereby will be borne by the registrant. Such expenses, other than the Securities and Exchange Commission Registration Fee, are estimated as follows:

Securities and Exchange Commission Registration Fee	$1,453
Accounting Fees and Expenses	$10,000
Legal Fees and Expenses	$15,000
Miscellaneous Expenses	$5,000
Total	$31,453

Item 14.	Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and the amended and restated certificate of incorporation and the amended and restated bylaws of Identive Group, Inc., a Delaware corporation.

Pursuant to Section 145(a) of the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of our company or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the Delaware General Corporation Law, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), we shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the Delaware General Corporation Law applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our amended and restated certificate of incorporation, as amended, provides that our directors shall not be liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. In addition, our amended and restated certificate of incorporation, as amended, provides that we shall indemnify our directors to the fullest extent permitted by the laws of the State of Delaware.

Our directors and officers are covered by insurance policies maintained by us against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. In addition, we have entered into indemnification agreements with each of our directors that provide for indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

The indemnification provisions contained in our amended and restated certificate of incorporation, as amended, and our amended and restated by-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we will maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.	Recent Sales of Unregistered Securities.

In June 2009, the Company issued warrants to purchase 39,692 shares of common stock, exercisable for two years beginning on April 30, 2012, at an exercise price of $3.00 per share. The warrants were issued to former directors of Hirsch Electronics LLC in accordance with and pursuant to the merger agreement between the Company and Hirsch. The warrants were issued and the underlying shares will be issued in reliance upon an exemption from registration in accordance with Section 4(2) of the Securities Act.

On September 8, 2009, Bluehill ID AG (“Bluehill ID”) granted to BH Capital Management AG, a company controlled and owned by Mr. Ashour and Mountain Partners AG (“Mountain Partners”), which is an affiliate of Mr. Wenzel, an option to purchase up to 3,914,790 bearer shares in Bluehill ID at an exercise price of CHF 1.00 per share until June 30, 2014 pursuant to a Call Option Agreement dated as of the date thereof. On January 4, 2010, upon the consummation of the Company’s acquisition of Bluehill, the option was converted into an option to purchase up to 2,035,691 shares of the Company’s common stock at an exercise price of €1.28 per share. The option was issued in reliance upon an exemption from registration in accordance with Regulation S under the Securities Act.

In February 2010, Mountain Partners, the Company’s largest stockholder, acquired an additional 178,788 shares of the Company’s stock from Bluehill ID in reliance upon an exemption from registration in accordance with Regulation S under the Securities Act.

On April 14, 2010, the Company issued an aggregate of 2.6 million shares of common stock to the sellers of RockWest Technology Group, a privately held provider of identification and security solutions (“RockWest”) pursuant to a Share Purchase Agreement between the Company, RockWest and certain sellers of RockWest dated March 30, 2010 and amended April 9, 2010, as consideration for the acquisition. The shares were issued to the sellers in reliance on an exemption from registration provided by Section 4(2) of the Securities Act.

In May 2010, upon recommendation of the Audit Committee, the Company’s Board of Directors approved a loan conversion agreement between Bluehill ID and Mountain Partners, pursuant to which Mountain Partners agreed to accept 180,769 shares of the Company’s common stock as payment in full for the outstanding balance of the loan. The shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Regulation S thereunder.

In November 2010, the Company issued an aggregate of 87,928 shares in an exchange with former holders of Bluehill ID shares. The shares were issued in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act and Regulation S thereunder.

From November 22-25, 2010, the Company issued an aggregate of 4,097,626 shares of its common stock at a price per share of $2.525 (the “Shares”) and warrants to purchase an additional 4,097,626 shares of its common stock (the “Warrants”) at an exercise price of $2.65, pursuant to a Subscription Agreement between the Company and each investor, dated November 14, 2010. The sale was made to accredited and other qualified investors in the United States and internationally in reliance upon available exemptions from the registration requirements of the Securities Act, including Section 4(2) thereof and Regulation D and Regulation S thereunder, as well as comparable exemptions under applicable state and foreign securities laws. Certain affiliates of the Company participated in the private placement, including Ayman S. Ashour, Chairman and Chief Executive Officer of the Company, Daniel S. Wenzel, a director of the Company, and Lincoln Vale European Partners Master Fund, L.P., a current stockholder of the Company with whom Dr. Hans Liebler, a director of the Company, is affiliated.

On December 1, 2010, the Company issued an aggregate of 150,000 shares under a previously disclosed earnout agreement assumed in the Bluehill ID transaction. The shares were issued in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act and Regulation S thereunder.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. See the “Exhibit Index” following the signature pages hereto.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information to be set forth therein is not material, not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or 14c-3 under the Securities Exchange Act of 1934 and where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(6)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, California, on March 18, 2011.

IDENTIVE GROUP, INC.

By:	/S/ MELVIN DENTON-THOMPSON
Name:	Melvin Denton-Thompson
Title:	Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on the dates indicated.

Signature	Title	Date

/S/ AYMAN S. ASHOUR	Chief Executive Officer and Chairman	March 18, 2011
Ayman S. Ashour	(Principal Executive Officer and Director)

/S/ MELVIN DENTON-THOMPSON	Chief Financial Officer and Secretary	March 18, 2011
Melvin Denton-Thompson	(Principal Financial and Accounting Officer)

/S/ BERNARD BAILEY	Director	March 18, 2011
Bernard Bailey

*	Executive Vice President and Director	March 18, 2011
Lawrence W. Midland

*	Director	March 18, 2011
Steven Humphreys

*	Director	March 18, 2011
Hans Liebler

*	Director	March 18, 2011
Simon Turner

*	Director	March 18, 2011
Daniel S. Wenzel

*By:	/S/ MELVIN DENTON-THOMPSON
Melvin Denton-Thompson Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

3.1	Fourth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Identive’s Registration Statement on Form S-4/A dated November 10, 2009, SEC File No. 333-162618).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 Identive’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed on November 14, 2002, SEC File No. 000-29440).

3.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (incorporated by reference to Exhibit 3.3. to Identive’s Registration Statement on Form 8-A12G, filed on November 14, 2002, SEC File No. 000-29440).

3.4	Amendment to Fourth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to Identive’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 12, 2010, SEC File No. 000-29440).

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Identive’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed on August 16, 2010, SEC File No. 000-29440).

4.2	Form of Warrant (incorporated by reference to Exhibit 4.1 to Identive’s Current Report on Form 8-K, dated November 14, 2010, filed on November 15, 2010 (SEC File No. 000-29440).

4.3	Preferred Stock Rights Agreement, dated as of November 8, 2002, between Identive Group, Inc. (formerly known as SCM Microsystems, Inc.) and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Identive’s Registration Statement on Form 8-A12G, filed on November 14, 2002, SEC File No. 000-29440).

4.4	First Amendment to Rights Agreement, dated as of December 10, 2008, between Identive Group, Inc. (formerly known as SCM Microsystems, Inc.) and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.1 to Identive’s Current Report on Form 8-K, dated December 10, 2008, filed on December 11, 2008, SEC File No. 000-29440).

4.5	Second Amendment to Rights Agreement, dated as of November 16, 2009, between Identive Group, Inc. (formerly known as SCM Microsystems, Inc.) and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.1 to Identive’s Current Report on Form 8-K, dated November 16, 2009, filed on November 16, 2009, SEC File No. 000-29440).

4.6	Third Amendment to Rights Agreement, dated as of November 15, 2010, between Identive Group, Inc. and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.2 to Identive’s Current Report on Form 8-K, dated November 14, 2010, filed on November 15, 2010, SEC File No. 000-29440).

5.1	Opinion of Greenberg Traurig LLP (incorporated by reference to Exhibit 5.1 to Identive’s Registration Statement on Form S-1 filed on December 13, 2010 (File No. 333-171134)).

10.1	Subscription Agreement, dated as of November 14, 2010, between Identive Group, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to Identive’s Current Report on Form 8-K, dated November 14, 2010, filed on November 15, 2010, SEC File No. 000-29440).

23.1	Consent of Deloitte & Touche GmbH Wirtschaftsprufungsgesellschaft, an independent registered public accounting firm (Identive Group, Inc.).

23.2	Consent of Ernst & Young Ltd, independent auditors (Consolidated Bluehill ID AG).

23.3	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP, independent auditors (Hirsch Electronics Corporation).

23.4	Consent of Greenberg Traurig LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to Identive’s Registration Statement on Form S-1 filed on December 13, 2010 (File No. 333-171134)).